Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___November___ 2005
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




                  This Form 6-K consists of the following:


Press Release dated November 10, 2005 of the Third Quarter Results

______________________________________________________________________________

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    TELUS Reports Third Quarter Results

    Strong performance underpins increase in revenue guidance, 21% net income growth and 37.5% dividend increase

    VANCOUVER, Nov. 10 /CNW/ - TELUS Corporation (TSX: T and T.NV / NYSE: TU) today reported for the third quarter of 2005 continued strong wireless performance at TELUS Mobility, and wireline results at TELUS Communications that reflected the impact of the labour disruption in Western Canada. Operating revenues of $2.1 billion in the quarter increased 6% from a year ago and operating earnings (EBITDA) were up 3%. Reported earnings per share (EPS) for the third quarter were 53 cents up 21% compared to 44 cents for the same period a year ago. EPS this quarter was positively affected by tax-related adjustments of five cents. Free cash flow was $581 million during the quarter, a $79 million or 16% improvement from a year ago.


    FINANCIAL HIGHLIGHTS
------------------------------------------------------------------------------

------------------------------------------------------------------------------
    C$ in millions, except per share amounts       3 months ended
                                                    September 30
    (unaudited)                                   2005       2004    % Change
    -------------------------------------------------------------------------
    Operating revenues                          2,062.8    1,946.9       6.0
    EBITDA(1)                                     839.7      817.9       2.7
    Operating income                              430.5      410.3       4.9
    Net income                                    190.1      156.6      21.4
    Earnings per share (EPS), basic(2)             0.53       0.44      20.5
    Capital expenditures                          263.0      319.8     (17.8)
    Cash provided by operating activities         693.5      847.2     (18.1)
    Free cash flow(3)                             581.3      502.6      15.7

    (1) Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring and workforce reduction costs. See Section 11.1 of Management's discussion and analysis.
    (2) EPS includes favourable tax adjustments of five cents for the three month period ended September 30, 2005
    (3) See Section 11.2 of Management's discussion and analysis.

    Darren Entwistle, president and CEO, stated "TELUS' third quarter results reflect continued strong, on-strategy growth. TELUS Mobility delivered another outstanding quarter with excellent subscriber growth, ARPU and churn results that resulted in wireless revenue and EBITDA increases of 16% and 28%, respectively. I am pleased that we have a tentative negotiated collective agreement that is being recommended by the TWU and currently being voted on, which benefits TELUS, our team members, customers and investors. We have an agreement that recognizes our team members' tremendous contributions and provides TELUS with the flexibility to successfully operate in a highly competitive market. As part of our ongoing commitment and track record of returning capital to investors, we are today announcing a 37.5 percent increase to the quarterly dividend payable on January 1."
    Robert McFarlane, executive vice president and CFO, commented that "Cash flow was strong in the third quarter due to the excellent performance at TELUS Mobility and the temporary constraint on fully deploying our capital expenditure program during the labour disruption. The changes to annual 2005 guidance announced today, including a $150 million increase in cash flow, reflect the strong operational performance and resilience of TELUS regardless of whether the labour disruption continues. Consistent with the Company's forward looking dividend payout target of 45 to 55% of sustainable net earnings and the outlook for future growth in earnings, the Board approved an increase in the TELUS quarterly dividend of 7.5 cents to 27.5 cents. This dividend increase, continued execution of our significant share repurchase program with $233 million purchased in the third quarter, lowering of our long term debt to EBITDA leverage target range and early redemption of $1.6 billion of debt this December together demonstrate the considerable financial strength of TELUS to continue to create value for our equity and debt investors. "


    OPERATING HIGHLIGHTS

    TELUS Mobility
    Strong cash flow improvement of $107 million driven by 16% revenue growth and significant margin expansion
    - revenues increased by $117 million or 16% to $864 million in the third quarter of 2005, when compared with the same period in 2004
    -  EBITDA increased strongly by $90 million or 28% to $414 million
    -  EBITDA margin expanded by 3.9 points to 51% of network revenue, and by
       4.5 points to 47.5% of total revenue
    - ARPU (average revenue per subscriber unit) increased by $2 or 3% to $64 driven by higher voice and data usage
    - cost of acquisition ("COA") per gross subscriber improved slightly to $371 from $374
    - net subscriber additions of 138,000 were a record for a third quarter. Higher revenue-generating postpaid subscriber net additions of 104,600 represented 76% of total net additions
    - blended monthly churn was flat at 1.33% versus 1.34% in the same quarter a year ago. Post paid churn was 1.04%
    - cash flow (EBITDA less capital expenditures) increased by $107 million or 49% to $327 million due to higher EBITDA and capital expenditures being $17 million lower due to the labour disruption

    TELUS Communications
    Stable revenues, labour disruption in Western Canada impacted expenses
    - revenues were flat at $1,199 million in the third quarter of 2005, when compared with the same period in 2004
    - data revenue increased 5% caused by increased Internet and enhanced data service revenues
    - non-incumbent revenues in Ontario and Quebec increased 4% to $151 million and TELUS achieved a fourth consecutive quarter of EBITDA profitability
    -  long-distance revenue declined 5%, reflecting increased competition
    - EBITDA fell 14% or $68 million in the quarter to $426 million due to increased temporary expenses associated with the labour disruption
    - high-speed Internet net additions of 7,100 in the third quarter were lower than historic loading levels as the labour disruption constrained marketing and fulfillment efforts, bringing TELUS' high-speed Internet subscriber base to 736,100, a 12% increase from last year
    - network access lines of 4.7 million, declined 108,000 or 2.2% from a year ago as the labour disruption constrained new activations, while competitive activity increased and wireless substitution continued
    - cash flow (EBITDA less capital expenditures) decreased by $28 million or 10% to $250 million in the third quarter, compared to the same period a year ago. Lower EBITDA was partially offset by $40 million in lower capital expenditures caused by the labour disruption

    CORPORATE DEVELOPMENTS

    Labour Relations Update

    TELUS operated under a labour disruption that commenced on July 21 and continues into the fourth quarter. Emergency operations procedures involving management reassignments were in place to maintain customer service at the best possible level. The labour disruption impact was most evident in British Columbia where all unionized employees were not at work. In Alberta, the number of unionized employees reporting to work increased from approximately 29% at the start of the labour disruption to approximately 53% at August 31 and 56% at September 30. There was no labour disruption in the Ontario and Quebec operations. As expected, the overall net impact of the labour disruption was higher operating expenses and lower capital expenditures resulting in a negative impact on EBITDA and a positive impact to cash flow. Customer service levels were maintained during the labour disruption at levels significantly better than expected.
    TELUS informed the TWU that it would commence implementation of its comprehensive offer of settlement on July 22. The TWU responded by commencing strike action on July 21. After two weeks of bargaining, TELUS and the TWU jointly announced on October 10 a memorandum of settlement on the terms of a five-year collective agreement. The TWU recommended acceptance to its members and began a lengthy ratification process. The result of the ratification vote on October 31 was a 50.3% rejection by a margin of 53 votes (4,540 no and 4,487 yes).
    TELUS and the TWU reached a second memorandum of settlement on November 6. The TWU executive council and bargaining committee recommended its members accept the negotiated collective agreement, which if ratified is expected to be effective from November 17, 2005 to November 16, 2010. The terms of the agreement were submitted to TWU members for ratification where TWU members are voting by a mail-in balloting process with ballots to be returned by November 15. The final vote result is expected to be announced on November 16. TELUS will, within 72 hours of a positive ratification, begin the process of bringing unionized team members back to work as expeditiously as possible.

    TELUS announces significant dividend increase

    The TELUS Board has approved a 37.5% increase in the TELUS dividend to
27.5 cents from 20 cents per quarter, which will be payable on January 1, 2006.
   The increase in the dividend reflects the strong financial position of the company including its successful de-leveraging, strong free cash flow and expectation of increased EPS growth in 2006 due to factors such as continued revenue growth and reduced interest expense. The increase is consistent to the forward looking dividend payout ratio guideline established a year ago (45 to 55% of sustainable net earnings), which provides investors with greater clarity and is also consistent with TELUS' dividend growth approach.

    TELUS continues share repurchases

    During the quarter, TELUS continued to purchase shares under its Normal Course Issuer Bid. In the third quarter, a total of 5.1 million shares
(2.54 million common and 2.55 million non-voting) were purchased, for a total outlay of $233 million.
    TELUS commenced the program on December 20, 2004 with the intention to purchase and cancel, over a 12-month period, up to 14 million of its common shares and up to 11.5 million of its non-voting shares, or approximately seven per cent of the issued and outstanding shares in each share class.
    Since the program commenced, a total of 17.9 million shares (8.36 million common and 9.58 million non-voting) have been purchased, for a total outlay of $742 million, representing 70% of the 25.5 million shares authorized under the program. TELUS believes that such purchases are in the best interest of TELUS and constitute an attractive investment opportunity and desirable use of TELUS' funds that should enhance the value of the remaining shares.

    TELUS to redeem $1.6 billion 7.50% Notes due June 1, 2006

    On September 26, 2005 TELUS announced its intention to redeem early its $1,578 million 7.50%, Series CA, Notes due June 1, 2006. On October 17, 2005, TELUS gave its formal notice of redemption.
    The redemption price, which is payable on December 1, 2005, will be set on November 28, 2005, based on the yield for a Government of Canada bond with the equivalent maturity, plus 35 basis points as defined in the trust Indenture governing these Notes, but in no case will be less than par. The Noteholders will also receive the regularly scheduled semi-annual interest payment on December 1, 2005.
    Costs and non-cash write-downs related to this early redemption are expected to result in increased financing charges which will have an after tax impact on the Company in the fourth quarter of 2005 of approximately 6 to 7 cents per share. As a result of the redemption, the company will benefit from net interest expense savings beginning in December 2005.
    TELUS plans to finance the redemptions through general corporate funds including cash balances, proceeds of accounts receivable securitization, and/or funds available under its revolving credit facilities.

    TELUS receives credit rating enhancements and sets new leverage target

    Three of four credit rating agencies that cover TELUS issued positive updates, after TELUS' announcement of its intention to early-redeem
$1.6 billion in Notes on December 1, 2005.
    At the end of September, Standard & Poor's raised its ratings for long-term corporate credit and senior unsecured debt of TELUS Corporation and operating subsidiary, TELUS Communications Inc (TCI) to 'BBB+' from 'BBB', while revising the outlook to stable.
    In October, Fitch Ratings upgraded its long-term 'BBB' ratings for TELUS and TCI to 'BBB+' with a stable outlook. In addition, Dominion Bond Rating Service upgraded the ratings of TELUS Corporation and TCI, to BBB (high) and A (low) from BBB and BBB (high), respectively, while indicating all trends are stable.
    TELUS has set a new long-term financial policy leverage target for Net debt to EBITDA in the range of 1.5:1 to 2.0:1, down from the previous target of 2.2:1 or less. This reflects TELUS' view of longstanding commitment to balance the interests of shareholders and debtholders.

    Executive Leadership Team and Board of Director changes

    On October 19, 2005, TELUS announced the departure of George Cope, President and CEO of TELUS Mobility. After playing an important role in establishing TELUS Mobility as a leading global wireless company, Mr. Cope resigned to accept the position of Chief Operating Officer at Bell Canada starting in January 2006. Darren Entwistle has assumed Mr. Cope's leadership role on an interim basis until a permanent successor is named. The experienced TELUS Mobility leadership team remains focused on accelerating TELUS' success in the Canadian wireless industry, growing the business profitably and providing continued excellence in customer service.
    TELUS is pleased to announce that Pierre Ducros has joined TELUS' Board of Directors, effective September 26, 2005. Mr. Ducros is President of
P. Ducros & Associes Inc. Previously, he was President and CEO of
DMR Consulting Group, Inc. (Canada), which he co-founded in 1973. He has also held various management positions at IBM Canada Limited and served as an officer of the Royal Canadian navy. He is presently a member of the Boards of Directors of Manulife Financial Corporation, Cognos Incorporated,
Emergis Inc., Nstein Technologies Inc., Engenuity Technologies Inc., and
RONA Inc. Mr. Ducros was educated at the Universite de Paris at College Stanislas in Montreal, Royal Military College of Canada and McGill University. Mr. Ducros is a member of the Order of Canada and an officer of the Order of Belgium. Mr. Ducros now serves on the TELUS' Audit Committee.

    TELUS Mobility

    TELUS Mobility to introduce national Wireless High Speed network
    TELUS Mobility will introduce its new Wireless High Speed network in major centres across Canada next week, offering business clients wireless data transfers at typical speeds of 400 to 700 kilobits per second - at least six times faster than previous wireless data services. Also called EVDO, the Wireless High Speed Network will operate in Vancouver, Calgary, Edmonton, Montreal and Toronto, allowing clients access to the Internet, corporate servers and e-mail systems at broadband speeds on devices such as the Sierra Wireless AirCard 580 and several new mobile data devices that will be introduced in coming weeks.

    TELUS Mobility enhances mobile global roaming
    This week, TELUS Mobility announced the availability of two new global communications solutions: the Motorola A840 Worldphone, operating on both Code Division Multiple Access (CDMA) and Global System for Mobile (GSM) networks, and a GSM Global Roaming Card. The Global Roaming Card can be used in any unlocked GSM phone, with all calls and messaging billed to the client's regular TELUS Mobility invoice. Both devices allow TELUS Mobility clients to roam in more than 120 countries worldwide, including the destinations most popular with Canadians, such as Mexico, France, Hong Kong, China, Dominican Republic, Australia, Italy, Germany and Spain. CDMA, used by the most subscribers and employed by the largest wireless carriers in North America, is the dominant wireless network technology in Canada and the United States. GSM technology, meanwhile, predominates in Europe and other regions. By combining access to the two technologies in these new devices, TELUS Mobility offers clients full access to both North America's superior CDMA coverage and GSM's broad worldwide footprint.

    Wireless carriers announce joint m-commerce initiative
    Canada's major wireless carriers recently announced WPI Wireless Payment Service Inc., a joint venture of TELUS Mobility, Bell Mobility and Rogers Wireless that should bring common and easy-to-use mobile commerce services to Canadians. Wireless Payment Services will act as an m-commerce gateway, facilitating secure wireless payment transactions while building a standardized client experience across devices, payment mechanisms and wireless carriers. This solution will allow clients to purchase goods and services through existing debit and credit accounts over wireless devices. The first phase of the project, expected to launch in the second half of 2006, will allow prepaid wireless users to add minutes to their existing accounts wirelessly using their debit or credit cards. Phase two will target additional opportunities for wireless users to make a wide variety of purchases and payments using their mobile phones.

    Wireless Number Portability implementation
    Canada's wireless carriers and the Canadian Wireless Telecommunications Association (CWTA) announced in September a detailed implementation plan for the rollout of Wireless Number Portability, or WNP, across the country. Pending resolution of certain technical and regulatory issues, the industry is moving to implement WNP nationally by September 2007, which will allow customers of all major wireless carriers to transfer phone numbers between carriers and also between landline and wireless services. Prepared by independent consultants PricewaterhouseCoopers (PwC), the plan ensures virtually all Canadians will have access to number portability at the same time, and compares favourably with earlier WNP implementations and those planned by carriers and government groups worldwide.

    Mike extends "Push To" into instant multimedia communications
    Building on its leadership in the instant-contact "Push To" market, TELUS Mobility has introduced a new series of Motorola iDEN handsets that allow Mike clients to Push To send picture messages and other data at the press of a button - just as quickly as they can speak using Mike's powerful Direct Connect Push To Talk service. The Motorola i560, i760, i850 and i860 offer Push To View picture messaging as well as Push To Send Contacts and Push To Send My Info, which allow clients to instantly send their own and other stored contact information.

    TELUS mobile TV introduced
    TELUS mobile TV service, launched in August, allows TELUS Mobility clients to access unlimited live television on their wireless phones for just $15 per month. Currently available on the powerful Motorola V710 multimedia handset - described as "one of the more impressive TV cellphones" by the National Post - TELUS mobile TV now offers access to seven channels and boasts a high-quality display rate of four to six frames per second. Channel and handset selection for TELUS Mobile TV will be greatly expanded in coming months.

    TELUS Mobility wins international award for innovative phone
    TELUS Mobility, along with its partners Digit Wireless and LG Electronics, was awarded in September the CDMA Development Group's Industry Achievement Award for Subscriber Technology Innovation for the Fastap LG 6190 phone. A world exclusive to TELUS Mobility, the Fastap LG 6190 integrates a full set of text keys around a standard numeric keypad, allowing for fast and easy text messaging and other data input. A TELUS Mobility client survey found that those who bought the Fastap phone sent 120 per cent more text messages than those with other types of phones.

    Stylish PCS phones and accessories
    In response to the increasing trend toward phone personalization, TELUS Mobility has introduced the Motorola V265, a compact clamshell phone with changeable faceplates (and, like the Motorola V262 introduced at the same time, advanced speech recognition features); the LG 200, an affordable but fashion-forward phone in an attractive blue and silver clamshell design; and a broad line of wireless carrying solutions from renowned New York designer Nicole Miller.

    Heavy-duty wireless: Mobile satellite cell sites, powerful Motorola phones
    TELUS Mobility announced the exclusive Canadian availability of SATCOLTs
- satellite-equipped radio cell sites on light trucks - designed to improve remote communications coverage in emergency situations for Public Safety professionals. The mobile SATCOLT system is rapidly deployable and fully self-sufficient, enabling emergency responders to effectively communicate during crisis situations. SATCOLTs create wide-area network coverage permitting interoperable voice and - using TELUS Mobility's Multi-Network Data Access Solution - encrypted data communications between first responders across Canada and the United States.
    TELUS Mobility also announced the exclusive availability of the Motorola M800 in-vehicle and bag phones. Operating on TELUS Mobility's national PCS network, these powerful phones are aimed at heavy-duty users in the agriculture, forestry and oil and gas industries, who often operate in remote regions. With a booster system enabling exceptionally powerful digital reception, both phones offer large, easy-to-use keypads, privacy headsets, large screens and voice dial features.

    TELUS Communications

    TELUS to move to next stage of TELUS TV
    TELUS is announcing the extension of its Future Friendly Home strategy and the expansion of its suite of services from mobility and security to entertainment. TELUS will begin a targeted launch of its innovative all digital television service, TELUS TV, in Edmonton and Calgary.
    Friends and family of TELUS employees will be the first invited to experience the differentiated and unparalleled customer choice offered by TELUS TV. Further expansion of TELUS TV will continue on a targeted basis through a phased neighbourhood roll-out. TELUS' own skilled team members will be selling, installing and supporting TELUS TV.

    TELUS signs a five-year IP services contract with General Motors
    TELUS has signed a five-year contract with General Motors of Canada (GM) to provide and manage Internet-based voice and data services for 4,600 GM Canada employees. GM will migrate from their Centrex-based infrastructure to IP-One Evolution solution, TELUS' leading hosted and managed VoIP solution.
    GM became an IP-One Evolution customer based on the benefits of IP including the cost efficiencies of a converged voice and data network and its capacity for allowing mobile workers to bring their communications devices on the road for improved productivity. GM was seeking an innovative IP solution that would facilitate a gradual, progressive and controlled introduction to IP telephony. GM has also been a long-standing customer of TELUS Mobility.

    Calgary Board of Education signs $65 million contract with TELUS Sourcing Solutions to provide human resource services
    The Calgary Board of Education signed in October a $65 million dollar, 10-year contract with TELUS Sourcing Solutions, a wholly-owned subsidiary of TELUS, for the delivery of some of the school's human resource (HR) services.
    This ground-breaking collaboration will allow the school board to benefit from leading-edge HR technology and expertise without up-front capital investment. The CBE is the first Canadian school district to enter this type of HR services agreement with a private sector organization.
    TELUS Sourcing Solutions will provide a range of HR and payroll services to the CBE. To support the delivery of these services, TELUS Sourcing Solutions will implement and manage a new Human Resource Management System
(HRMS) for CBE, delivering services including payroll, benefits, leave administration and recruitment and administrative activities related to the placement of support and temporary staff. TELUS Sourcing Solutions will manage these important HR services, enabling the CBE to focus on its business of providing quality education programs for students. As part of the agreement, approximately 50 CBE employees will transfer to TELUS Sourcing Solutions under their existing terms and conditions of employment.
    The CBE is the largest school district in Western Canada with approximately 97,000 students and an annual budget of $790 million. Formed in 2003, TELUS Sourcing Solutions is the leading provider of full service alternative HR service delivery in Canada.

    TELUS secures $12 million in contracts with CallCentreAnywhere(TM)
    TELUS launched in August CallCentreAnywhere(TM), a full-featured, on-demand IP contact centre solution that eliminates capital costs, cuts operating costs by up to 50 per cent, and reduces the technical complexity of implementing and supporting a multimedia contact centre.
    TELUS has an exclusive partnership with Telephony(at)Work, a worldwide leader in adaptive IP contact centre technology, to provide CallCentreAnywhere. TELUS has secured more than $12 million in contracts for this innovative solution, available exclusively in Canada from TELUS. Customers currently using CallCentreAnywhere include Canada Post's Innovapost, the Red Cross, Ivanhoe Cambridge and others in the government, financial, travel, and retail sectors

    Creating future friendly communities
    TELUS continues to make significant investments in the communities where its team members live, work and serve. TELUS is committed to becoming Canada's premier corporate citizen, and taking a leadership role in supporting Canadians by leveraging its funding, technology and expertise to help make a difference.
    In the third quarter of 2005, TELUS launched the TELUS Ottawa Community Board, part of a seven-city new community investment program. The TELUS Ottawa Community Board will oversee $500,000 in annual donations to philanthropic initiatives in the National Capital Region.
    TELUS supported numerous community programs and organizations this quarter, including:
    - At the launch of the TELUS Ottawa Community Board in September, the Board's initial donations in excess of $100,000, included the Children's Hospital of Eastern Ontario (CHEO), Boys & Girls Club, Computer Learning Centre, Ottawa's Great Canadian Theatre Company and alpine ski organizations in Outaouais and Ottawa areas.
    -  TELUS announced in September a $100,000 donation to Bloorview
       MacMillan Children's Centre, Canada's largest and only teaching hospital for pediatric rehabilitation. The funds will go to Bloorview's Electronic Aids to Daily Living program, which teams up clinical therapists with specialized engineers to craft and adapt daily living devices for young people with disabilities and special needs.

    TELUS partners with additional sports organizations
    TELUS has recently signed sponsorship agreements with two National Hockey League (NHL) and two major junior hockey teams. In addition to TELUS being the four teams' exclusive telecommunications sponsor, TELUS will support several charitable causes driven by the teams and will work with the teams to use telecommunications technology - such as ring tones, web pages and games streaming to TELUS high speed Internet customers - to bring the game to fans in innovative ways.
    TELUS' support of amateur and professional athletics across Canada now includes:
    - a five-year, multi-million dollar sponsorship agreement with the Vancouver Canucks of the NHL,
    - a five-year sponsorship of both the Calgary Flames of the NHL and the Calgary Hitmen of the Western Hockey League (WHL) and
    -  a four-year partnership with the Vancouver Giants of the WHL.

    TELUS recognized for excellence in corporate sustainability, governance and disclosure
    For the fifth consecutive year, the Dow Jones Sustainability Index
(DJSI), a worldwide 'corporate sustainability' ranking, has recognized TELUS as an economic, environmental and social leader. In the 2005 Global DJSI rankings, TELUS is once again the only North American telecommunications company to be recognized and one of only 12 Canadian companies of 317 to make the global list. TELUS is also included in the North American DJSI, a new ranking of North American companies.
    TELUS was also recognized for excellence in corporate governance and disclosure, including:
    - Canadian Business magazine's Top 25 Boards in Canada survey ranked the TELUS Board as the third best board in Canada, scoring 97 out of 100 possible points.
    - The 2004 TELUS Annual Report was ranked second globally out of 1,100 international companies reviewed in the 2005 Annual Report on Annual Reports. This is an evaluation of financial and operational reporting; operations, business and responsibility; strategy, leadership and governance; investor and risk information; and packaging, visuals and communication.

     TELUS was one of only four companies recognized in October by the National Quality Institute (NQI) with a Gold Trophy under their Canada Awards for Excellence Program. The Gold Trophy is awarded to organizations meeting all criteria of the Canadian Framework for Excellence, a management model used to foster excellence in leadership, planning, customer and people focus, process management, supplier and partner focus, and overall business and financial performance. While TELUS Mobility, Operator Services and Health Services have been recognized in the past by NQI, this was the first time the entire TELUS organization has been honoured.

    Dividend declaration

    The Board of Directors declared a quarterly dividend of 27.5 cents ($0.275) per share on outstanding Common and Non-Voting Shares payable on January 1, 2006 to shareholders of record on the close of business on December 9, 2005. This represents a 37.5% increase from the previous twenty cent quarterly dividend.



    TELUS Corporation
    consolidated statements of income

    Periods ended September 30      Three months            Nine months
    (millions except per
     share amounts)               2005        2004        2005        2004
-----------------------------------------------------------------------------
    OPERATING REVENUES         $ 2,062.8   $ 1,946.9   $ 6,056.0   $ 5,616.3
    -------------------------------------------------------------------------
    OPERATING EXPENSES
      Operations                 1,221.5     1,112.8     3,476.7     3,259.5
      Restructuring and
       workforce reduction
       costs                         1.6        16.2        18.4        32.8
      Depreciation                 335.6       327.1       996.4       969.5
      Amortization of
       intangible assets            73.6        80.5       214.1       256.1
    -------------------------------------------------------------------------
                                 1,632.3     1,536.6     4,705.6     4,517.9
    -------------------------------------------------------------------------
    OPERATING INCOME               430.5       410.3     1,350.4     1,098.4
      Other expense, net             7.1        (3.2)        9.1           -
      Financing costs              144.8       158.6       451.4       460.5
    -------------------------------------------------------------------------
    INCOME BEFORE INCOME TAXES
     AND NON-CONTROLLING
     INTEREST                      278.6       254.9       889.9       637.9
      Income taxes                  86.9        97.2       263.2       204.7
      Non-controlling interest       1.6         1.1         4.9         3.0
    -------------------------------------------------------------------------
    NET INCOME                     190.1       156.6       621.8       430.2
      Preference and preferred
       share dividends                 -         0.1           -         1.8
    -------------------------------------------------------------------------
    COMMON SHARE AND
     NON-VOTING SHARE INCOME   $   190.1   $   156.5   $   621.8   $   428.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    INCOME PER COMMON SHARE
     AND NON-VOTING SHARE
      - Basic                  $    0.53   $    0.44   $    1.74   $    1.20
      - Diluted                $    0.53   $    0.43   $    1.72   $    1.19
    DIVIDENDS DECLARED PER
     COMMON SHARE AND
     NON-VOTING SHARE          $    0.20   $    0.15   $    0.60   $    0.45
    TOTAL WEIGHTED AVERAGE
     COMMON SHARES AND
     NON-VOTING SHARES
     OUTSTANDING
      - Basic                      356.8       355.7       358.3       354.4
      - Diluted                    361.7       361.8       362.1       356.7


    TELUS Corporation
    -------------------------------------------------------------------------
    consolidated balance sheets
    -------------------------------------------------------------------------
                                                      As at          As at
                                                  September 30,  December 31,
    (millions)                                        2005           2004
    -------------------------------------------------------------------------
    ASSETS
    Current Assets
      Cash and temporary investments, net          $   1,322.1   $     896.5
      Accounts receivable                                893.5         863.5
      Income and other taxes receivable                  150.3         132.5
      Inventories                                        102.1         133.3
      Prepaid expenses and other                         211.8         183.4
      Current portion of future income taxes             396.2         438.4
    -------------------------------------------------------------------------
                                                       3,076.0       2,647.6

    -------------------------------------------------------------------------
    Capital Assets, Net
      Property, plant, equipment and other             7,377.6       7,528.2
      Intangible assets subject to amortization          629.1         737.0
      Intangible assets with indefinite lives          2,964.6       2,955.8
    -------------------------------------------------------------------------
                                                      10,971.3      11,221.0
    -------------------------------------------------------------------------
    Other Assets
      Deferred charges                                   815.0         704.4
      Future income taxes                                    -          99.8
      Investments                                         30.8          38.4
      Goodwill                                         3,157.0       3,126.8
    -------------------------------------------------------------------------
                                                       4,002.8       3,969.4
    -------------------------------------------------------------------------
                                                   $  18,050.1   $  17,838.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
      Accounts payable and accrued liabilities     $   1,471.3   $   1,362.6
      Restructuring and workforce reduction
       accounts payable and accrued liabilities           51.7          70.7
      Advance billings and customer deposits             545.1         531.5
      Current maturities of long-term debt             1,581.6           4.3
    -------------------------------------------------------------------------
                                                       3,649.7       1,969.1
    -------------------------------------------------------------------------
    Long-Term Debt                                     4,497.3       6,332.2
    -------------------------------------------------------------------------
    Other Long-Term Liabilities                        1,642.7       1,506.1
    -------------------------------------------------------------------------
    Future Income Taxes                                1,139.0         991.9
    -------------------------------------------------------------------------
    Non-Controlling Interest                              23.2          13.1
    -------------------------------------------------------------------------
    Shareholders' Equity
      Convertible debentures conversion option               -           8.8
      Common equity                                    7,098.2       7,016.8
    -------------------------------------------------------------------------
                                                       7,098.2       7,025.6
    -------------------------------------------------------------------------
                                                   $  18,050.1   $  17,838.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    TELUS Corporation
    consolidated statements of cash flows

    Periods ended September 30      Three months            Nine months
    (millions)                    2005        2004        2005        2004
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net income                 $   190.1   $   156.6   $   621.8   $   430.2
    Adjustments to reconcile
     net income to cash
     provided by operating
     activities:
      Depreciation and
       amortization                409.2       407.6     1,210.5     1,225.6
      Future income taxes           89.2        91.4       284.2       281.9
      Share-based compensation      10.3         7.3        21.2        17.9
      Net employee defined
       benefit plans expense        (0.3)        4.9         0.8        14.7
      Employer contributions
       to employee defined
       benefit plans               (30.1)      (25.8)      (89.8)     (112.3)
      Restructuring and
       workforce reduction
       costs, net of cash
       payments                     (5.7)        6.4       (19.0)      (55.1)
      Amortization of deferred
       gains on sale-leaseback
       of buildings,
       amortization of
       deferred charges and
       other, net                   (3.6)       (3.9)       (3.9)       13.7
    Net change in non-cash
     working capital                34.4       202.7        83.8       107.7
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                    693.5       847.2     2,109.6     1,924.3
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Capital expenditures          (263.0)     (319.8)     (944.9)     (975.6)
    Acquisition                        -           -       (29.4)          -
    Proceeds from the sale of
     property and other assets       0.1         1.8         3.5        18.2
    Purchase of investments,
     change in non-current
     materials and supplies
     and other                      (0.4)        1.5        (8.7)        0.7
    -------------------------------------------------------------------------
    Cash used by investing
     activities                   (263.3)     (316.5)     (979.5)     (956.7)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Common Shares and Non-
     Voting Shares issued           56.3        27.0       200.3        70.8
    Dividends to shareholders      (71.7)      (45.5)     (215.6)     (136.1)
    Purchase of Common Shares
     and Non-Voting Shares
     for cancellation             (233.1)          -      (663.5)          -
    Long-term debt issued            0.3           -         4.7        37.8
    Redemptions and repayment
     of long-term debt              (1.0)     (210.7)      (21.3)     (247.7)
    Payment for redemption of
     preference and preferred
     shares                            -       (37.0)          -       (72.8)
    Dividends paid by a
     subsidiary to non-
     controlling interests             -           -        (7.9)          -
    Other                              -           -        (1.2)       (3.6)
    -------------------------------------------------------------------------
    Cash used by financing
     activities                   (249.2)     (266.2)     (704.5)     (351.6)
    -------------------------------------------------------------------------
    CASH POSITION
    Increase in cash and
     temporary investments,
     net                           181.0       264.5       425.6       616.0
    Cash and temporary
     investments, net,
     beginning of period         1,141.1       357.7       896.5         6.2
    -------------------------------------------------------------------------
    Cash and temporary
     investments, net,
     end of period             $ 1,322.1   $   622.2  $  1,322.1  $    622.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    SUPPLEMENTAL DISCLOSURE
     OF CASH FLOWS
    Interest (paid)            $   (12.2)  $   (23.1) $   (319.1) $   (339.7)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest received          $     9.3   $     2.1  $     34.4  $     23.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Income taxes
     (inclusive of Investment
     Tax Credits) received,
     net                       $     2.9   $    11.8  $     22.2  $    197.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    TELUS Corporation
    Segmented Information


    Three-month periods
    ended September 30             Communications             Mobility
    (millions)                    2005        2004        2005        2004
    -------------------------------------------------------------------------
    External revenue           $ 1,198.6   $ 1,199.9   $   864.2   $   747.0
    Intersegment revenue            23.6        24.9         5.7         5.0
    -------------------------------------------------------------------------
    Total operating revenue      1,222.2     1,224.8       869.9       752.0
    Operations expense             794.5       714.2       456.3       428.5
    Restructuring and work-
     force reduction costs           1.6        16.2           -           -
    -------------------------------------------------------------------------
    EBITDA(1)                  $   426.1   $   494.4   $   413.6   $   323.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                   $   176.5   $   216.4   $    86.5   $   103.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $    249.6  $   278.0   $   327.1   $   220.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

     Three-month periods
    ended September 30              Eliminations            Consolidated
    (millions)                    2005        2004        2005        2004
    -------------------------------------------------------------------------
    External revenue           $       -   $       -   $ 2,062.8   $ 1,946.9
    Intersegment revenue           (29.3)      (29.9)          -           -
    -------------------------------------------------------------------------
    Total operating revenue        (29.3)      (29.9)    2,062.8     1,946.9
    Operations expense             (29.3)      (29.9)    1,221.5     1,112.8
    Restructuring and work-
     force reduction costs             -           -         1.6        16.2
    -------------------------------------------------------------------------
    EBITDA(1)                  $       -   $       -   $   839.7   $   817.9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                   $       -   $       -   $   263.0   $   319.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $       -   $       -   $   576.7   $   498.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Nine-month periods
    ended September 30             Communications             Mobility
    (millions)                    2005        2004        2005        2004
    -------------------------------------------------------------------------
    External revenue           $ 3,637.3   $ 3,560.0   $ 2,418.7   $ 2,056.3
    Intersegment revenue            67.4        72.0        17.2        15.2
    -------------------------------------------------------------------------
    Total operating revenue      3,704.7     3,632.0     2,435.9     2,071.5
    Operations expense           2,242.9     2,132.7     1,318.4     1,214.0
    Restructuring and work-
     force reduction costs          18.4        32.8           -           -
    -------------------------------------------------------------------------
    EBITDA(1)                  $ 1,443.4   $ 1,466.5   $ 1,117.5   $   857.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                   $   684.0   $   743.5   $   260.9   $   232.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $   759.4   $   723.0   $   856.6   $   625.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Nine-month periods
    ended September 30              Eliminations            Consolidated
    (millions)                    2005        2004        2005        2004
    -------------------------------------------------------------------------
    External revenue           $       -   $       -   $ 6,056.0   $ 5,616.3
    Intersegment revenue           (84.6)      (87.2)          -           -
    -------------------------------------------------------------------------
    Total operating revenue        (84.6)      (87.2)    6,056.0     5,616.3
    Operations expense             (84.6)      (87.2)    3,476.7     3,259.5
    Restructuring and work-
     force reduction costs             -           -        18.4        32.8
    -------------------------------------------------------------------------
    EBITDA(1)                  $       -   $       -   $ 2,560.9   $ 2,324.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                   $       -   $       -   $   944.9   $   975.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $       -   $       -   $ 1,616.0   $ 1,348.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a non-GAAP measure and is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
    (2)  Total capital expenditures ("CAPEX").

    Forward-looking statements
    ==========================================================================
    This document and the Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, guidance (including revised guidance), expectations, estimates or intentions expressed in the forward-looking statements.

    Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements (including share repurchases and debt redemptions); tax matters; human resources (including the ongoing impact and outcome of outstanding labour relations issues and the duration and impact on operating expenses, customer service and revenue due to the labour disruption); technology (including reliance on systems and information technology); regulatory developments; process risks (including conversion of legacy systems); health and safety; litigation; business continuity events (including man-made and natural threats); and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents including the 2004 Annual Report, Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

    For further information, see Section 10: Risks and uncertainties in
    TELUS' annual 2004 and interim first and second quarter 2005 Management's discussions and analysis, as well as updates included in Section 10 of this third quarter interim report.
    ==========================================================================

    Management's discussion and analysis - November 8, 2005

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the periods ended September 30, 2005 and 2004, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.
    TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 18 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee on November 7, 2005 and approved by TELUS' Board of Directors on November 8, 2005. All amounts are in Canadian dollars unless otherwise specified.
    The Company has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units and segments. Non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

    Management's discussion and analysis contents
    -------------------------------------------------------------------------
    Section                           Contents
    -------------------------------------------------------------------------
    1.  Overall performance           A summary of consolidated results for
                                      the third quarter and first nine months
                                      of 2005
    -------------------------------------------------------------------------
    2.  Core business, vision and     Recent examples of TELUS' activities in
        strategy                      support of its six strategic
                                      imperatives
    -------------------------------------------------------------------------
    3.  Key performance drivers       Recent examples of TELUS' activities in
                                      support of its key performance drivers
    -------------------------------------------------------------------------
    4.  Capability to deliver         An update on TELUS' capability to
        results                       deliver results
    -------------------------------------------------------------------------
    5.  Results from operations       A detailed discussion of operating
                                      results
    -------------------------------------------------------------------------
    6.  Financial condition           A discussion of significant changes in
                                      the balance sheet since the beginning
                                      of the year
    -------------------------------------------------------------------------
    7.  Liquidity and capital         A discussion of cash flow, liquidity,
        resources                     credit facilities, off-balance sheet
                                      arrangements and other disclosures
    -------------------------------------------------------------------------
    8.  Critical accounting           A description of accounting estimates,
        estimates and accounting      which are critical to determining
        policy developments           financial results, and changes to
                                      accounting policies
    -------------------------------------------------------------------------
    9.  Revised guidance              A discussion of revisions to TELUS'
                                      guidance for 2005
    -------------------------------------------------------------------------
    10. Risks and risk management     An update of risks and uncertainties
                                      facing TELUS and how it manages the
                                      risk
    -------------------------------------------------------------------------
    11. Reconciliation of non-GAAP    A description, calculation and
        measures and definition of    reconciliation of certain measures used
        key operating indicators      by management
    -------------------------------------------------------------------------

    1.  Overall performance

    1.1  Materiality for disclosures

    Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

    1.2  Consolidated highlights

   -------------------------------------------------------------------------
    ($ millions except        Quarters ended         Nine-month periods
     margin and per-           September 30            ended Sept. 30
     share amounts)        2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Operating revenues  2,062.8  1,946.9    6.0 %  6,056.0  5,616.3    7.8 %

    EBITDA(1)             839.7    817.9    2.7 %  2,560.9  2,324.0   10.2 %
    EBITDA margin (%)(2)   40.7     42.0 (1.3)pts     42.3     41.4  0.9 pts

    Operating income      430.5    410.3    4.9 %  1,350.4  1,098.4   22.9 %

    Net income            190.1    156.6   21.4 %    621.8    430.2   44.5 %

    Earnings per share,
     basic                 0.53     0.44   20.5 %     1.74     1.20   45.0 %
    Earnings per share,
     diluted               0.53     0.43   23.3 %     1.72     1.19   44.5 %

    Cash dividends
     declared per share    0.20     0.15   33.3 %     0.60     0.45   33.3 %

    Cash provided by
     operating
     activities           693.5    847.2  (18.1)%  2,109.6  1,924.3    9.6 %
    Cash used by
     investing
     activities           263.3    316.5  (16.8)%    979.5    956.7    2.4 %
      Capital
       expenditures       263.0    319.8  (17.8)%    944.9    975.6   (3.1)%
    Cash used by
     financing
     activities           249.2    266.2   (6.4)%    704.5    351.6  100.4 %

    Free cash flow(3)     581.3    502.6   15.7 %  1,355.7  1,175.4   15.3 %
    -------------------------------------------------------------------------

    pts - percentage points

    (1) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (2) EBITDA margin is EBITDA divided by Operating revenues.
    (3) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    Despite experiencing a labour disruption in Western Canada, strong growth in consolidated Operating revenues was achieved in the third quarter of 2005, when compared with the same period in 2004, as a result of 16% revenue growth in the TELUS Mobility (wireless) segment, while revenues remained stable in the TELUS Communications (wireline) segment. For the first nine months of 2005, TELUS Mobility revenues grew at more than 17% and Communications segment revenues grew by 2%, when compared with the same period in 2004. The increase in consolidated EBITDA resulted from improved profitability at TELUS Mobility, while EBITDA and EBITDA margins decreased in the Communications Segment due to a net temporary increase in expenses to maintain operations during the labour disruption. Increased consolidated EBITDA was the primary contributor to the growth in Operating income of $20 million and $252 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004.
    Net income and earnings per share also increased significantly in the third quarter and first nine months of 2005, when compared to the same periods in 2004 due to improved Operating income, lower net financing expenses and lower effective income tax rates. A reduction in B.C. provincial income tax rates effective July 1, 2005 resulted in a revaluation of future tax liabilities and assets and a corresponding $12.8 million reduction in future income tax expense (approximately four cents per share) being recorded in the third quarter of 2005.
    Cash provided by operating activities decreased by 18% to $693.5 million this quarter as changes in non-cash working capital more than offset improved Net income. However, strong growth in Net income contributed to a 10% improvement in Cash provided by operating activities for the first nine months of 2005. Free cash flow increased both in the quarter and for the nine months primarily because of improved EBITDA, lower capital expenditures, lower payments under restructuring programs, lower interest payments, and higher interest received, partly offset by lower cash tax recoveries.

         Effect of the labour disruption on TELUS operations during the third quarter of 2005

    TELUS third quarter 2005 results were affected to varying degrees by a labour disruption that commenced on July 21 and continues into the fourth quarter with the ratification process underway for a second tentative agreement (see Section 3.1 Reaching a collective agreement). Emergency operations procedures were in place to maintain customer service at the best possible level. The labour disruption was most evident in British Columbia where all unionized employees were not at work during the labour disruption. In Alberta, the number of unionized employees reporting to work increased from approximately 29% at the start of the labour disruption to approximately 53% at August 31, and approximately 56% at September 30. While customer service levels were higher than expected, costs were also higher due to the sizeable number of bargaining unit employees working in Alberta, as well as higher than expected security costs to ensure the safety of employees and protection of Company assets. There was no labour disruption in the Ontario and Quebec operations. Incremental expenses that arose from emergency operations procedures included management reassignments, paid overtime, third party security and contractor costs, travel and accommodation. These incremental expenses exceeded cost savings, such as those arising from lower compensation expenses for employees who stayed off work and adjustments to accruals for payroll and other employee related expenses, by approximately $65 million. Capital expenditures were also lower due to deferral of some construction activities, while the balance of assets under construction rose due to delays in completion of in-progress work.
    TELUS Mobility demonstrated strong results in the third quarter of 2005, despite having part of its operations impacted by the labour disruption in B.C. and Alberta. TELUS Communications results were affected by the labour disruption primarily in incumbent operations in B.C. and Alberta. However, the recent increase in competition for local residential telephony services by resellers, cable-TV companies, and other competitors offering VoIP services, makes it difficult to fully separate the competitive effects from labour disruption impacts on wireline revenues and subscribers in the third quarter of 2005. Some general observations can be made:

    - Residential network access line losses during the third quarter were 32,000, compared with an increase of 5,000 lines during the third quarter of 2004. During the labour disruption, reduced availability of field resources resulted in the Company giving priority to repair activities limiting its ability to perform installations. Net line losses during the current quarter were an improvement from the 40,000 line losses experienced in the second quarter of 2005 following the introduction of a competitors' cable telephony service in Alberta;

    - Total business network access lines were unchanged during the third quarter of 2005, compared with a net loss of 15,000 during the same period in 2004 and a net loss of 12,000 during the second quarter of 2005, reflecting management's priority for business and data services during the labour disruption; and

    - The net increase in high-speed Internet subscribers was 7,100 during the third quarter of 2005, compared with a net increase of 30,600 in the third quarter of 2004. The low net additions in the current quarter were due to lower gross additions caused by the labour disruption, partially offset by a lower rate of disconnection among existing customers. Net losses of dial-up Internet subscribers increased to 10,700 during the third quarter of 2005, as compared with dial-up subscriber losses of 8,000 in the same period in 2004.

    The Company continues to follow its emergency operations procedures to minimize the impact of the labour disruption on its customers. The emergency operations plan continues to be adjusted so as to be more efficient and to reduce the ongoing costs each month.

    2.  Core business, vision and strategy

    TELUS continues to be guided by its six long-standing strategic imperatives that guide the Company's actions and are driving the financial results of the Company. Some recent examples of TELUS' activities in support of, and the results from, these imperatives follow.

    2.1  Focusing relentlessly on the growth markets of data, IP and wireless

    Investment and operational execution in wireless continues to drive significant value creation for TELUS. With third quarter 2005 results, TELUS has now increased its exposure to the high growth wireless business to 42% of consolidated revenue, 49% of consolidated EBITDA and 57% of consolidated cash flow (measured as EBITDA less capital expenditures).

    2.2 Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy

    The acquisition of a 52.5% ownership interest in Ambergris Solutions Inc. earlier this year, combined with the acquisition of ADCOM, Inc. in November 2004, provided aggregate incremental revenues of approximately $40 million and incremental EBITDA of less than $10 million for the first nine months of 2005.

    3.  Key performance drivers

    To focus on the opportunities and challenges, and to create value for shareholders, TELUS sets corporate priorities each year. An update on certain priorities follows:

    3.1  Reaching a collective agreement

    A labour disruption that began on July 21, 2005 continues as the Telecommunications Workers Union ("TWU") membership rejected the proposed new five-year collective agreement by a very narrow margin of 50.3% on October 30, 2005. TELUS and the TWU reached a second memorandum of settlement on November 6. The TWU Executive Council and bargaining committee recommended its members accept the negotiated collective agreement, which if ratified will be effective from November 17, 2005 to November 16, 2010. The terms of the agreement were submitted to TWU members for ratification where TWU members are voting by a mail-in balloting process with ballots to be returned by November 15. The final vote result is expected to be announced on November 16. TELUS will, within 72 hours of a positive ratification, begin the process of bringing unionized team members back to work as expeditiously as possible. The following is a summary of events during the year that led to the labour disruption and the current status.
    Following the CIRB's February 2, 2005 decision which overturned its January 2004 binding arbitration order, the parties resumed negotiations on February 10, 2005 with the assistance of a federally appointed mediator. Ultimately this return to negotiations led to TELUS tabling a comprehensive offer of settlement on April 13 which was amended on June 14. These contract proposals were not presented by the TWU to its membership for a ratification vote at that time.
    On April 18, 2005, the Company declared negotiations to be at an impasse and delivered first notice of lockout measures to the TWU. TELUS escalated lockout measures during May and June aimed at placing pressure to reach a settlement in a timely fashion. In response, the TWU imposed an overtime and relieving management ban and announced a work-to-rule campaign. The TWU also began rotating strike activity in early July, in the form of "study sessions", to which management usually responded by imposing three-hour or longer lockouts for those employees who participated in the strike activity.
    Given the escalation of job action by the union and its continuing refusal to place TELUS' comprehensive offer of settlement before its membership for a ratification vote, management informed the TWU that, effective July 22, it would commence implementation of its comprehensive offer of settlement. In response, on July 21, the TWU called for a full scale strike, which caused the Company to implement its emergency operations plans designed to minimize the labour disruption impacts to customers. On July 22, TELUS commenced implementation of its offer, which included payment in September of a portion of certain lump sums contained in TELUS' offer to only those bargaining unit employees who returned to work.
    At the beginning of the labour disruption, approximately 29 per cent of Alberta-based bargaining unit employees were reporting to work. This increased to approximately 53 per cent by end of August and approximately 56 per cent by the end of September. TELUS' unionized operations east of Alberta were largely unaffected by the work stoppage activity taking place in B.C. and Alberta.
    On September 27, negotiations between TELUS and the TWU resumed, and a tentative agreement was announced on October 10. The tentative agreement was recommended for acceptance by the TWU's Executive Council, bargaining committee and business agents. Following a series of ratification meetings held between October 19 and October 29, the results of the vote were tabulated on October 30, which resulted in the tentative agreement being rejected by a 50.3% margin or a difference of only 53 votes. The TWU announced that of the 9,027 votes, 4,540 were "no" and 4,487 were "yes". On November 6, TELUS and the TWU reached a second memorandum of settlement, as described above.

    3.2  Enhancing Mobility's leadership position in wireless

    TELUS Mobility achieved the top spot in N. Moore Capital Ltd.'s ranking of North American wireless carriers based on second quarter 2005 results. Since the first quarter of 2004 through to the most recently ranked second quarter, TELUS Mobility has achieved first place or second place in these rankings through its commitment to exceptional client service and its value-added approach, supported by TELUS' strong brand and superior network quality.
    TELUS Mobility continued its trend of significant profitable growth in the third quarter of 2005, with revenue growth of 16%, EBITDA growth of 28% and cash flow growth (EBITDA less capital expenditures) of 49%. Strong wireless growth is a result of higher average revenue per subscriber unit per month ("ARPU") postpaid subscriber net additions of 104,600 (representing 76% of total net additions of 138,000), ongoing scale efficiencies, high client satisfaction, and innovative value added offerings.

    3.3 Accelerating wireline performance in Ontario and Quebec business markets

    The results for non-incumbent local exchange carrier ("non-ILEC") operations in Central Canada, which are included in the Communications segment, demonstrate that the Company is on track to exceed its original annual targets for non-ILEC revenue and EBITDA and achieve its current annual guidance of $625 to $650 million for non-ILEC revenue and $15 to $20 million for non-ILEC EBITDA. Non-ILEC revenue increased by $6.1 million and $62.1 million, respectively, in the third quarter of 2005 and first nine months of 2005, when compared with the same periods in 2004. Non-ILEC EBITDA grew by $5.7 million and $40.0 million, respectively, for the same periods and has now been positive for four consecutive quarters, continuing a long-term trend of non-ILEC EBITDA improvement.

    4.  Capability to deliver results

    4.1  Operational capabilities - TELUS Communications segment

    The largest impacts of the labour disruption were in the Communications segment where Alberta bargaining unit employees were allowed to cross the picket lines to return to work over a certain period of time, whereas B.C. bargaining unit employees were not allowed to cross picket lines for reasons including personal safety. With redeployment of management to front line positions and more than half of the Alberta bargaining unit members crossing the picket lines by the end of August, customer service levels exceeded the Company's expectations under its emergency operations plan. The Company's networks continued to operate reliably throughout the labour disruption.
    In late September, TELUS Communications announced that it would direct a small portion of its customer care and operator services call centre volumes to the Philippines operations of TELUS International. This measure helped the Company during the disruption to maintain customer service levels on an efficient basis, while facilitating deployment of management staff to other parts of the business to help meet customers' needs, and providing relief to redeployed management staff. This measure also demonstrated TELUS' international call centre capabilities and backup capabilities. The international capability will also support TELUS in its bids to offer competitive call centre services to potential new clients, which if successful, would potentially increase the number of bargaining unit and management positions in the Company.
    During the third quarter, the Company continued to develop a new billing system in the Communications segment, which will include re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. The expected benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. The Company plans to implement this project in phases, beginning with a launch for consumer mass market accounts currently planned for the first half of 2006. See Risks and uncertainties -
Section 10.3 Process risks.

    4.2  Operational capabilities - TELUS Mobility

    Some impacts of the labour disruption were experienced in the Mobility segment where Alberta bargaining unit employees were allowed cross the picket lines to return to work over a certain period of time, whereas B.C. bargaining unit employees were not allowed cross picket lines for reasons including personal safety. TELUS Mobility call centre performance was maintained at or exceeded service levels prior to the labour disruption due to the successful redeployment of a key support team to client care teams. In late September, the Company announced that TELUS Mobility would direct some client care and service activation calls to a supplier's call centre operating in India. This enabled the Company to maintain good service levels during the labour disruption by supplementing the resources of regular operations during a record third quarter of customer loading and into the seasonally peak demands of the fourth quarter.
    TELUS Mobility's networks have continued to operate reliably throughout the labour disruption. TELUS Mobility's continued delivery of value-added solutions, excellent network quality, and an exceptional client service experience, drove profitable growth despite new competitive pressures. Future profitability and cash flow growth are expected to be realized from continued subscriber growth and operating scale efficiencies through a well managed client focused organization.
    On October 19, 2005, George Cope, President and Chief Executive Officer, TELUS Mobility resigned from TELUS to assume the position of chief operating officer at Bell Canada. Darren Entwistle has assumed Mr. Cope's leadership role on an interim basis until a permanent successor is named. The experienced TELUS Mobility leadership team remains focused on a growing the business profitably and providing continued excellence in customer service.

    4.3  Liquidity and capital resources

    TELUS had more than $1.3 billion of cash at September 30, 2005. With access to available undrawn credit facilities of approximately $1.6 billion, ability to increase securitized receivables and expected cash provided by operating activities, the Company believes it has sufficient capability to fund its cash requirements in 2005 and 2006. With the release of the current quarter results, TELUS is announcing a new long-term leverage guideline for Net debt to EBITDA in the range of 1.5:1 to 2.0:1, down from the previous guideline of 2.2:1 or less. At September 30, 2005, Net debt to EBITDA was 1.8:1.
    On October 17, 2005, TELUS announced that it had given notice of redemption of its $1.578 billion 7.5%, Series CA, Notes due June 1, 2006. The Company's intention to redeem these notes was previously announced on September 26, 2005. The redemption price, which is payable on December 1, 2005, will be based on the yield for a Government of Canada bond with the equivalent maturity plus 35 basis points as defined in the trust Indenture governing these Notes, but in no case will be less than par. The Government of Canada bond yield used for this redemption will be the mid market yield as quoted by a dealer selected by the Company at noon (Eastern Time) on November 28, 2005. The Noteholders will also receive the regularly scheduled semi-annual interest payment on December 1, 2005.
    Costs and non-cash write-downs related to this early redemption are expected to result in increased financing charges which are estimated to have an after tax impact on the Company of approximately six to seven cents per share in the fourth quarter of 2005. TELUS plans to finance the redemptions through general corporate sources including cash balances, proceeds of accounts receivable securitization and/or funds available under its revolving credit facilities.
    During the fourth quarter of 2005, the Company expects to redeem long-term debt principal of approximately $1.578 billion plus an estimated redemption premium of $31 million (as noted above). In addition, the Company expects to make usual semi-annual interest payments of approximately
$290 million including interest on the early redeemed notes, make quarterly dividend payments and acquire additional Common shares and Non-voting shares under the normal course issuer bid. Should the tentative agreement with the TWU be ratified, the Company expects to pay the balance of lump sum amounts under the agreement; such lump sum amounts including the amounts paid during the third quarter of 2005, are expected to total approximately $200 million in 2005. The Company expects to fund its cash flow requirements in the fourth quarter of 2005 through general corporate sources including cash balances, proceeds of accounts receivable securitization, and/or funds available under its revolving credit facilities.

    5.  Results from operations

    5.1  General

    The Company's reportable segments, which reflect TELUS' organizational structure and are used to manage the business, are TELUS Communications (discussed in Section 5.4 Communications segment results) and TELUS Mobility (discussed in Section 5.5 Mobility segment results). The two segments are differentiated based on management, products and services, distribution channels, technology, and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information may also be found in
Note 17 of the interim consolidated financial statements.

    5.2  Quarterly results summary

    -------------------------------------------------------------------------
    ($ millions, except    2005     2005     2005     2004     2004     2004
     per share amounts)      Q3       Q2       Q1       Q4       Q3       Q2
    -------------------------------------------------------------------------
    Segmented revenue
     (external)
      Communications
       segment          1,198.6  1,216.5  1,222.2  1,209.3  1,199.9  1,189.0
      Mobility segment    864.2    802.0    752.5    755.6    747.0    676.6
                        -------- -------- -------- -------- -------- --------
    Operating revenues
     (consolidated)     2,062.8  2,018.5  1,974.7  1,964.9  1,946.9  1,865.6

    Net income            190.1    189.5    242.2    135.6    156.6    172.3
      Per weighted average
       Common Share and
       Non-Voting Share
       outstanding
        - basic            0.53     0.53     0.67     0.38     0.44     0.48
        - diluted          0.53     0.52     0.66     0.37     0.43     0.48
    Dividends declared
     per Common Share
     and Non-Voting
     Share outstanding     0.20     0.20     0.20     0.20     0.15     0.15
    -------------------------------------------------------------------------

    -------------------------------------
    ($ millions, except    2004     2003
     per share amounts)      Q1       Q4
    -------------------------------------
    Segmented revenue
     (external)
      Communications
       segment          1,171.1  1,182.4
      Mobility segment    632.7    643.2
                        -------- --------
    Operating revenues
     (consolidated)     1,803.8  1,825.6

    Net income            101.3     47.8
      Per weighted average
       Common Share and
       Non-Voting Share
       outstanding
        - basic            0.28     0.13
        - diluted          0.28     0.13
    Dividends declared
     per Common Share
     and Non-Voting
     Share outstanding     0.15     0.15
    -------------------------------------

    The results for the third quarter of 2005 include significant net temporary expenses associated with the labour disruption, as discussed earlier. The underlying trend in 2005 also includes the expected impacts on Communications Segment from greater network access line losses due to increased competition for local telephone service from resellers and VoIP-based service providers, as well as wireless substitution. During the third quarter of 2005, the labour disruption reduced the number of available field personnel and limited the Company's ability to do installations of residential network access lines.
    The trend in consolidated Operating revenues continues to reflect strong wireless growth at TELUS Mobility. Wireless growth resulted from increases in the subscriber base and ARPU. TELUS Communications data and local revenues continue to grow on a year-over-year basis, while long distance and other revenue continue to decline.
    Net income and earnings per share continue to reflect the trends of growing EBITDA and Operating income, combined with decreasing net interest expense due to debt reduction and increasing cash balances, as well as generally favourable tax adjustments.
    On November 8, 2005, the Board of Directors of TELUS declared a quarterly dividend of 27.5 cents per share on outstanding Common and Non-Voting shares payable on January 1, 2006 to shareholders of record on the close of business on December 9, 2005. This quarterly dividend was 7.5 cents per share or 37.5% above the prior dividend level of 20 cents per share, and is consistent with target guideline of 45 to 55% of earnings.


    5.3  Consolidated results from operations

    -------------------------------------------------------------------------
    ($ millions except
     EBITDA margin and         Quarters ended           Nine-month periods
     employees)                 September 30              ended Sept. 30
                           2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Operating revenues  2,062.8  1,946.9    6.0 %  6,056.0  5,616.3    7.8 %

    Operations expense  1,221.5  1,112.8    9.8 %  3,476.7  3,259.5    6.7 %
    Restructuring and
     workforce reduction
     costs                  1.6     16.2  (90.1)%     18.4     32.8  (43.9)%
    -------------------------------------------------------------------------

    EBITDA(1)             839.7    817.9    2.7 %  2,560.9  2,324.0   10.2 %
    -------------------------------------------------------------------------

    EBITDA margin (%)(2)   40.7     42.0 (1.3)pts     42.3     41.4  0.9 pts
    -------------------------------------------------------------------------

    Full time equivalent
     employees, end of
     period(3)            n. m.   24,538        -
    -------------------------------------------------------------------------
    n. m. - not meaningful

    (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (2) EBITDA margin is EBITDA divided by Operating revenues.
    (3) The measure of full time equivalent employees is not reported in the third quarter of 2005, as it does not factor in the effect of overtime hours on staff equivalents because of the labour disruption. The total number of active, working employees at September 30 of 2005 and 2004 were 20,743 and 25,464, respectively.

    -------------------------------------------------------------------------

    Despite the experience of a labour disruption in Western Canada, consolidated Operating revenues increased by $115.9 million and $439.7 million, respectively, in third quarter and first nine months of 2005, when compared with the same periods in 2004, as a result of strong revenue growth at TELUS Mobility. TELUS Communications (wireline) segment revenues were stable in the third quarter and increased by 2% for the nine-month period. Consolidated EBITDA increased by $21.8 million and $236.9 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004. The increase in consolidated EBITDA resulted from improved profitability at TELUS Mobility, while EBITDA and EBITDA margins decreased in the Communications Segment due to temporary expenses incurred to maintain operations in the face of the labour disruption, net of a revision to the labour settlement estimate.
    For further discussion by segment, see Section 5.4 Communications segment results and Section 5.5 Mobility segment results.

    -------------------------------------------------------------------------
    Depreciation and           Quarters ended           Nine-month periods
     amortization               September 30               ended Sept. 30
    ($ millions)           2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Depreciation          335.6    327.1    2.6 %    996.4    969.5    2.8 %
    Amortization of
     intangible assets    73.6      80.5   (8.6)%    214.1    256.1  (16.4)%
    -------------------------------------------------------------------------

                         409.2     407.6    0.4 %  1,210.5  1,225.6   (1.2)%
    -------------------------------------------------------------------------

    Depreciation increased in the third quarter and first nine months of 2005, when compared with the same periods in 2004, due primarily to growth in shorter life data and wireless network assets and a reduction in service lives for ADSL (high-speed Internet) equipment, partly offset by lower depreciation arising from full amortization of older cell sites. Amortization of intangible assets decreased in the third quarter and first nine months of 2005, when compared with the same periods in 2004, as a result of several software assets becoming fully depreciated (partly offset by a $5.0 million write-down of an intangible right, related to termination of an infeasible right-of-use contract for fibre, in the third quarter of 2005).

    -------------------------------------------------------------------------
    Other expense              Quarters ended           Nine-month periods
     (income), net              September 30              ended Sept. 30
    ($ millions)           2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
                            7.1     (3.2)    n. m.     9.1        -     n. m.
    -------------------------------------------------------------------------

    Other expense includes charitable donations, accounts receivable securitization expense (see Section 7.6 Accounts receivable sale), gains and losses on disposal of property, and income (loss) or impairments in equity or portfolio investments. Charitable donations increased in the third quarter of 2005, when compared with the same period of 2004, but were of similar magnitude for the nine month periods of both years. In the third quarter and first nine months of 2004, net gains realized from the sale of portfolio investments and the sale of land and buildings more than offset the other expenses in the same periods. Other expense for the first nine months of 2005 included impairments in the value of portfolio investments, which were partly offset by gains on the disposal of real estate. The gains on real estate included recognition of a portion of gain deferred under sale and leaseback arrangements for administrative properties sold in 2002, following the return of some space to the respective landlords.

    -------------------------------------------------------------------------
                               Quarters ended           Nine-month periods
    Financing costs             September 30              ended Sept. 30
    ($ millions)           2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Interest on long-
    term debt, short-
    term obligations
     and other            157.2    161.7   (2.8)%    494.7    494.6      - %
    Foreign exchange
     losses (gains)        (0.1)    (0.3)  66.7 %      3.0     (1.0)    n. m.
    Interest income       (12.3)    (2.8)    n. m.   (46.3)   (33.1) (39.9)%
    -------------------------------------------------------------------------
                          144.8    158.6   (8.7)%    451.4    460.5   (2.0)%
    -------------------------------------------------------------------------

    For the first nine months of 2005, interest on long-term debt, short-term obligations and other included a second quarter accrual of $17.5 million for estimated damages stemming from a recent Ontario Appeal Court ruling on litigation affecting TELUS Communications Inc. ("TCI"). This ruling related to a BC TEL bond redemption matter dating back to 1997. See Risks and risk management - Section 10.5 Litigation. Otherwise, interest on long-term debt, short-term obligations and other decreased by approximately 3% in the third quarter and first nine months of 2005 when compared with the same periods in 2004. The decrease was primarily due to the repayment of TCI Debentures and Medium-term Notes in the third quarter of 2004 and conversion/redemption of convertible debentures in the second quarter of 2005. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt (the sum of Long-term Debt, Current maturities and the deferred hedging liability) was $7,237.9 million at September 30, 2005, when compared with $7,371.6 million one year earlier.
    Interest income earned includes interest for the settlement of various tax matters of $3.2 million and $20.7 million, respectively, in the third quarter and first nine months of 2005 (as compared to no interest and $26.0 million, respectively, in the same periods of 2004). The balance of interest income, earned primarily from cash and temporary investments, was significant at $9.1 million and $25.6 million, respectively, in the third quarter and first nine months of 2005, increases of $6.3 million and $18.5 million, respectively, from the same periods in 2004.

    -------------------------------------------------------------------------
    Income taxes               Quarters ended           Nine-month periods
    ($ in millions,             September 30              ended Sept. 30
     except tax rates)     2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Blended federal
     and provincial
     statutory income
     tax based on net
     income before tax     93.6     88.8    5.4 %    304.8    221.7   37.5 %
    Changes in estimates
     of available
     deductible
     differences in
     prior years           (1.5)       -     n. m.   (37.5)       -     n. m.
    Tax rate
     differential on,
     and consequential
     adjustments from,
     the reassessment
     of prior year tax
     issues                (0.7)    (0.3) (133.3)%   (12.0)   (36.1)  66.8 %
    Revaluation of
     future tax assets
     and liabilities for
     changes in statutory
     income tax rates     (12.8)    (0.7)     n. m.  (12.8)    (3.2)    n. m.
    Large corporations
     tax and other          8.3      9.4   (11.7)%    20.7     22.3   (7.2)%
    -------------------------------------------------------------------------
                           86.9     97.2   (10.6)%   263.2    204.7   28.6 %
    -------------------------------------------------------------------------
    Blended federal and
     provincial statutory
     tax rates (%)         33.6     34.8 (1.2) pts    34.2     34.8 (0.6) pts
    Effective tax
     rates (%)             31.2     38.1 (6.9) pts    29.6     32.1 (2.5) pts
    -------------------------------------------------------------------------

    Increases in the blended federal and provincial statutory income tax expense were due to growth in income before taxes of 9.3% and 39.5%, respectively, for the third quarter and first nine months of 2005, when compared with the same periods in 2004. The blended federal and provincial tax rate decreased in the third quarter as the B.C. provincial government substantively enacted a reduction to general corporate income tax rates from 13.5% to 12.0% on income taxed in B.C, effective July 1 of 2005. The rate adjustment resulted in a positive adjustment to earnings of $2.0 million. The change in the B.C. tax rate also required a revaluation of the future tax liability and the future tax asset, resulting in a further net recovery of $12.8 million. Reductions in tax also included changes in estimates of available deductible differences in prior years and a tax rate differential (and consequential adjustments from) the favourable reassessment of prior years' tax issues.
    Based on the assumption of the continuation of the rate of TELUS earnings, the current legal entity structure of TELUS and no substantive changes to tax regulations, the Company expects to be able to fully utilize its non-capital losses before the end of 2006. The Company's assessment is that the risk of expiry of such non-capital losses is remote. Any material current income taxes recorded in 2006 are expected to be payable in future years.

    -------------------------------------------------------------------------
    Non-controlling            Quarters ended           Nine-month periods
     interest                   September 30              ended Sept. 30
    ($ millions)           2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
                            1.6      1.1   45.5 %      4.9      3.0   63.3 %
    -------------------------------------------------------------------------

    Non-controlling interest represents minority shareholders' interests in several small subsidiaries, including minority shareholders' interest in Ambergris, acquired in February 2005.

    -------------------------------------------------------------------------
    Preference and             Quarters ended           Nine-month periods
     preferred dividends        September 30              ended Sept. 30
    ($ millions)           2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
                              -      0.1 (100.0)%        -      1.8 (100.0)%
    -------------------------------------------------------------------------

    Preference and preferred dividends ceased with the redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares, completed on August 3, 2004.

    5.4  Communications segment results

    -------------------------------------------------------------------------
    Operating revenues -
     Communications            Quarters ended           Nine-month periods
     segment                    September 30              ended Sept. 30
    ($ millions)           2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Voice local           541.8    538.3    0.7 %  1,637.4  1,611.0    1.6 %
    Voice long distance   221.5    233.5   (5.1)%    676.4    691.6   (2.2)%
    Data                  376.2    358.1    5.1 %  1,133.6  1,043.6    8.6 %
    Other                  59.1     70.0  (15.6)%    189.9    213.8  (11.2)%
    -------------------------------------------------------------------------
    External operating
     revenue            1,198.6  1,199.9   (0.1)%  3,637.3  3,560.0    2.2 %
    Intersegment
     revenue               23.6     24.9   (5.2)%     67.4     72.0   (6.4)%
    -------------------------------------------------------------------------
    Total operating
     revenue            1,222.2  1,224.8   (0.2)%  3,704.7  3,632.0    2.0 %
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Key operating indicators - Communications segment

    ----------------------------------------------
                               At September 30
    (000s)                 2005     2004  Change
    ----------------------------------------------
    Residential network
     access lines         2,961    3,058   (3.2)%
    Business network
     access lines         1,748    1,759   (0.6)%
                        -------- -------- --------
    Total network
     access lines(1)      4,709    4,817   (2.2)%

    High-speed Internet
     subscribers          736.1    654.9   12.4 %
    Dial-up Internet
     subscribers          249.8    292.7  (14.7)%
                        -------- -------- --------
    Total Internet
     subscribers(2)       985.9    947.6    4.0 %

                               Quarters ended           Nine-month periods
                                September 30              ended Sept. 30
    (000s)                 2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Change in
     residential network
     access lines           (32)       5     n. m.     (86)     (28)    n. m.
    Change in business
     network access lines     -      (15) 100.0 %      (13)     (25)  48.0 %
                        -------- -------- -------- -------- -------- --------
    Change in total
     network access lines   (32)     (10)    n. m.     (99)     (53) (86.8)%

    High-speed Internet
     net additions          7.1     30.6    (76.8)%   46.4     93.3  (50.3)%
    Dial-up Internet
     net reductions       (10.7)    (8.0)   (33.8)%  (31.8)   (27.1) (17.3)%
                        -------- -------- -------- -------- -------- --------
    Total Internet
     subscriber net
     additions             (3.6)    22.6     n. m.    14.6     66.2  (77.9)%
    -------------------------------------------------------------------------

    (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.
    (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

    -------------------------------------------------------------------------

    TELUS Communications revenues decreased slightly by $2.6 million in the third quarter and increased by $72.7 million in the first nine months of 2005, respectively, when compared with the same periods in 2004. Lower long distance and voice equipment sales in the third quarter of 2005 were nearly offset by growing data services revenues and a small increase in local service revenues. For the nine month period, growth in data services revenue significantly exceeded long distance revenue erosion and lower voice equipment sales.

    - Voice local revenue increased by $3.5 million and $26.4 million, respectively, in the third quarter and first nine months of 2005, when compared to the same periods in 2004. After normalizing for a positive $10.2 million regulatory adjustment recognized in June 2004 (in respect of CRTC Decision 2004-42 pertaining to deferral account recognition items), local revenue increased by $36.6 million for the first nine months. The increases in the quarter and first nine months of 2005 were due primarily to 2005 regulatory adjustments and the effect of business rate increases implemented June 1, 2005, partly offset by the effect of continued line losses. The favourable regulatory adjustments included approximately $10 million and $40 million, respectively, drawn from the price cap deferral account to offset mandated additional discounts for competitive digital network services (in basic data services) pursuant to CRTC Decision 2005-6. This adjustment was required because TELUS used the liability method for recording price cap deferrals. See the discussion below for data revenues, which contains the equal and offsetting negative revenue impact for Decision 2005-6. Another regulatory adjustment affecting the year-to-date results for 2005 was a non-recurring positive $6.4 million recorded in the first quarter for CRTC Decision 2005-4 (pertaining to subsidy requirements for high cost areas in TELUS Quebec ILEC territory for 2003 to 2005).

        The 37,000 increase in residential line losses in the third quarter of 2005, when compared with the third quarter of 2004, was due to increased competition from resellers, VoIP competitors (including the introduction of cable telephony in Calgary and Edmonton), technological substitution to wireless services, and the labour disruption. The number of business lines was unchanged in the third quarter of 2005, as growth in non-ILEC business lines offset a decrease in ILEC business lines. For the first nine months of 2005, net business line losses were primarily due to competitive losses and migration to more efficient ISDN services in ILEC regions. The trend of declining residential network access lines may worsen in the future due to increased competition facilitated by technology change.

    - Voice long distance revenues decreased by $12.0 million and $15.2 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004. The decrease is consistent with industry-wide trends due to strong price competition and technological substitution. The rate of erosion increased to 5.1% in the third quarter of 2005, when compared with a 2.1% decrease in the third quarter of 2004 because of lower minute volumes, continued decreases in average per-minute prices and the labour disruption impact of reduced call centre winback activity. On a year-to-date basis, the 2.2% rate of erosion remained lower than the 5.1% observed for the same period in 2004 due to increased minute volumes (including growth in non-incumbent volumes) and increases in the monthly long distance administration fee in certain long distance plans, offset by lower average per-minute prices.

    - Communications segment data revenues increased by $18.1 million and $90.0 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004. This included revenues from two recent acquisitions totalling more than $10 million and $40 million, respectively, for the third quarter and first nine months of 2005. The increase in data revenues from acquisitions were substantially offset by the additional discounts in the same periods of approximately $10 million and $40 million, respectively, for competitive digital network services mandated by CRTC Decision 2005-6.

        The remaining growth in data revenues not attributed to acquisitions in the third quarter and first nine months of 2005 was primarily due to: (i) increased Internet and enhanced data service revenues of $20.4 million and $67.9 million, respectively, as a result of traction from new business contracts, and continued growth in high-speed Internet subscribers and a higher average price; (ii) increased managed data revenues from the provision of business process outsourcing services to customers; and (iii) lower data equipment sales for the third quarter, but increased data equipment sales for the nine month period. These increases were partly offset by the additional discounts for competitive digital network services in basic data services and migration to enhanced data services.

        The rate of growth in high-speed Internet subscribers has slowed, as expected, from that observed in 2004 due to the high existing household penetration rates for high-speed services in Western Canada and lower gross additions caused by increased competitive activity and the labour disruption, mitigated in part by fewer deactivations of existing customers. In addition, the Company experienced high net additions in the first quarter of 2004 due to a very attractive introductory marketing promotion of limited duration.

    - Other revenue decreased by $10.9 million and $23.9 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004 due mainly to lower voice equipment sales.

    - Intersegment revenue represents services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

    Total external operating revenue discussed above included non-ILEC revenues of $151.4 million and $466.4 million, respectively, for the third quarter and first nine months of 2005. This represents increases of $6.1 million (4.2%) and $62.1 million (15.4%), respectively, when compared with the same periods in 2004. The increase was a result of revenues from the purchase of ADCOM and growth in data service revenues, partly offset by competitive pricing pressures on voice services.

    -------------------------------------------------------------------------
    Operations expense -
     Communications segment    Quarters ended           Nine-month periods
    ($ millions, except         September 30              ended Sept. 30
     employees)            2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Salaries, benefits
     and other employee-
     related expenses     394.9    412.2   (4.2)%  1,231.5  1,219.7    1.0 %
    Other operations
     expenses             399.6    302.0   32.3 %  1,011.4    913.0   10.8 %
    -------------------------------------------------------------------------
    Total operations
     expense              794.5    714.2   11.2 %  2,242.9  2,132.7    5.2 %
    -------------------------------------------------------------------------
    Full-time equivalent
     employees, end of
     period(1)             n. m.  18,857      -
    -------------------------------------------------------------------------

    (1) The measure of full time equivalent employees is not reported in the third quarter of 2005, as it does not factor in the effect of overtime hours on staff equivalents because of the labour disruption. The total number of active, working employees at September 30 of 2005 and 2004 were 14,958 and 19,493, respectively.

    -------------------------------------------------------------------------

    Operations expenses increased in the third quarter and first nine months of 2005, when compared with the same periods in 2004, due primarily to activation of emergency operations procedures to minimize the impact on customer services during the labour disruption. Increased temporary expenses associated with the labour disruption included: management reassignments, overtime, third party security and contractor costs, and travel and accommodation, which exceeded savings in compensation for employees who were not working and a revision to the labour settlement estimate. The addition of two operations in late 2004 (B.C. payroll services and the acquisition of ADCOM) and an investment in Ambergris in February 2005 also contributed to increased expenses, which were in aggregate less than $20 million and $55 million, respectively, for the third quarter and first nine months of 2005.
    - Salaries, benefits and employee-related expenses, decreased in the third quarter of 2005, when compared with the same period in 2004, due primarily to the net impacts of the labour disruption. For the first nine months of 2005, salaries, benefits and employee-related expenses increased primarily due to acquisitions and the B.C. payroll contract described above, as well as increased compensation in 2005, partly offset by the labour disruption impacts, when compared with the same period in 2004. The expense for defined benefit pension plans decreased in third quarter and first nine months by approximately $4 million and $12 million, respectively, due to favourable returns on plan assets during 2004 more than offsetting the negative impact of a higher discount rate.

    - Other operations expenses increased in the third quarter and first nine months of 2005, when compared to the same periods in 2004. The increase was due primarily to temporary expenses incurred during the labour disruption, such as increased third party security and contractors. In addition, increased expenses of $28.0 million and $10.5 million, respectively, were recorded due to lower capitalization of labour resulting from deferral of capital expenditures and reassignment of staff to operational activities. Expenses also increased as a result of acquisitions and the B.C. payroll contract, as described above. Otherwise, expenses decreased for the third quarter and first nine months of 2005 as a result of:
        (i) nominal payments to Verizon under the renegotiated Software and Related Technology and Service Agreement, compared with $8.6 million and $26.0 million, respectively, in the same periods in 2004; (ii) reduced facilities, transit and termination costs of $6.1 million and $19.3 million, respectively, due to the movement of traffic on-net and price cap discounts from competitor ILECs arising from CRTC Decision 2005-6, partly offset by higher outbound traffic volumes;
        (iii) a lower bad debt expense of $2.4 million and $8.5 million, respectively, due to lower credit risk and continued improvement of collection practices that have reduced credit loss exposure; and (iv) a lower cost of goods sold in the third quarter associated with lower voice equipment and data equipment sales.

    Included in the total segment expenses discussed above are non-ILEC operations expenses of $148.7 million and $452.3 million, respectively, in the third quarter and first nine months of 2005. Third quarter expenses were unchanged from the same period in 2004 and included a one-time contract termination amount related to the cancellation of an indefeasible right of use for fibre. Expenses for the first nine months increased by $22.1 million (5.1%) when compared with the same period in 2004. The increase in operations expense supported growth in non-ILEC revenues for the same period.

    -------------------------------------------------------------------------
    Restructuring and
     workforce reduction
     costs -
     Communications            Quarters ended           Nine-month periods
     segment                    September 30              ended Sept. 30
    ($ millions)           2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
                            1.6     16.2  (90.1)%     18.4     32.8  (43.9)%
    -------------------------------------------------------------------------

    In the first nine months of 2005, the Company undertook a number of smaller initiatives within the ILEC portion of the Communications Segment, such as operational consolidation, rationalization and integrations. These initiatives are aimed to improve the Company's operating and capital productivity. Management currently expects that restructuring charges will range between $20 million and $50 million for the full year of 2005.

    -------------------------------------------------------------------------
    EBITDA and EBITDA
     margin -                  Quarters ended           Nine-month periods
     Communications             September 30              ended Sept. 30
     segment               2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------

    EBITDA ($ millions)   426.1    494.4  (13.8)%  1,443.4  1,466.5   (1.6)%
    EBITDA margin (%)      34.9     40.4 (5.5)pts     39.0     40.4 (1.4)pts
    -------------------------------------------------------------------------

    EBITDA decreased by $68.3 million and $23.1 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004. Temporary expenses associated with maintaining operations during the labour disruption, emergency operations planning expenses prior to July 21, and flat revenues in the third quarter were the primary causes, despite improved non-ILEC profitability and lower restructuring charges. Included in these results were non-ILEC EBITDA of $2.7 million and $14.1 million, respectively, for the third quarter and first nine months of 2005, compared with EBITDA losses of $3.0 million and $25.9 million, respectively, in the same periods of 2004.
    Communications segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    5.5  Mobility segment results

    -------------------------------------------------------------------------
    Operating revenues -       Quarters ended           Nine-month periods
     Mobility segment           September 30              ended Sept. 30
    ($ millions)           2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Network revenue       808.8    686.0   17.9 %  2,247.7  1,903.9   18.1 %
    Equipment revenue      55.4     61.0   (9.2)%    171.0    152.4   12.2 %
    -------------------------------------------------------------------------
    External operating
     revenue              864.2    747.0   15.7 %  2,418.7  2,056.3   17.6 %
    Intersegment revenue    5.7      5.0   14.0 %     17.2     15.2   13.2 %
    -------------------------------------------------------------------------
    Total operating
     revenue              869.9    752.0   15.7 %  2,435.9  2,071.5   17.6 %
    -------------------------------------------------------------------------

    ----------------------------------------------
    Key operating indicators
     - Mobility segment
    ----------------------------------------------
    (000s)                    At September 30
                           2005     2004   Change
    ----------------------------------------------
    Subscribers -
     postpaid           3,523.6  3,095.5   13.8 %
    Subscribers -
     prepaid              762.1    654.5   16.4 %
                        -------- -------- --------
    Subscribers -
     total(1)           4,285.7  3,750.0   14.3 %

    Digital POPs(2)
     covered including
     roaming/resale
     (millions)(3)         30.2     29.7    1.7 %

                               Quarters ended           Nine-month periods
                                September 30              ended Sept. 30
    (000s)                 2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Subscriber net
     additions -
     postpaid             104.6    115.4   (9.4)%    283.3    283.7   (0.1)%
    Subscriber net
     additions -
     prepaid               33.4     20.8   60.6 %     66.0     42.3   56.0 %
    -------------------------------------------------------------------------
    Subscriber net
     additions - total    138.0    136.2    1.3 %    349.3    326.0    7.1 %

    Churn, per
     month (%)(4)          1.33     1.34 (0.01)pts    1.38     1.38        -
    COA(5) per gross
     subscriber
     addition ($)(4)        371      374   (0.8)%      356      379   (6.1)%
    ARPU ($)(4)              64       62    3.2 %       61       59    3.4 %
    Average minutes of
     use per subscriber
     per month ("MOU")      408      393    3.8 %      395      382    3.4 %

    EBITDA to network
     revenue (%)           51.1     47.2  3.9 pts     49.7     45.0  4.7 pts
    Retention spend to
     network
     revenue(4) (%)         5.4      4.1  1.3 pts      5.6      4.6  1.0 pts
    EBITDA ($ millions)   413.6    323.5   27.9 %  1,117.5    857.5   30.3 %
    EBITDA excluding
     COA ($ millions)(4)  527.3    429.6   22.7 %  1,423.1  1,148.9   23.9 %
    -------------------------------------------------------------------------

    pts - percentage points
    (1) Subscribers are measured at the end of the reporting period based on information from billing systems.
    (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (3) At September 30, 2005, TELUS Mobility PCS digital population coverage includes expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
    (4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
    (5) Cost of acquisition.

    -------------------------------------------------------------------------

    - TELUS Mobility Network revenue increased by $122.8 million for the third quarter of 2005 and $343.8 million for the first nine months of 2005 as compared with the same periods last year. This growth was a result of the continued expansion of the subscriber base combined with increased average revenue per subscriber unit per month ("ARPU"). ARPU increased by $2 in the third quarter and first nine months of 2005, when compared with the same periods in 2004, as a result of increased data usage including picture and text messaging, as well as an overall increase in average minutes of use per subscriber per month ("MOU").

        Average minutes of use per subscriber per month increased by 3.8% in the third quarter and 3.4% in first nine months of 2005, when compared with the same periods in 2004. At September 30, 2005, postpaid subscribers represented 82.2% of the total cumulative subscriber base, remaining relatively stable from one-year earlier, and contributing to the significant ARPU premium TELUS Mobility enjoys over its competitors. Despite the commercial launch by a new competitor in the prepaid market, TELUS Mobility achieved a second successive quarter of positive growth in year over year prepaid subscriber net additions. Consequently, total subscriber net additions of 138,000 represented a record for all previously reported third quarters for TELUS Mobility.

        Blended postpaid and prepaid monthly churn rates remained favourable, improving slightly in the third quarter and remaining steady in the first nine months of 2005, as compared with the same periods last year despite continued competitive pricing pressures. Deactivations were 168,600 and 509,100, respectively, for the third quarter and first nine months of 2005, as compared with 147,600 and 442,600 for the same periods last year. Notably, the monthly churn rate achieved during the third quarter of 2005 has improved steadily during 2005. This is a significant accomplishment, in face of pressures from labour disruptions, new competition, and other aggressive push-to-talk offerings. The excellent churn results reflect a continued focus on customer care including successful loyalty and retention efforts, value-added solutions and superior network quality.

    - Equipment sales, rental and service revenue decreased in the third quarter when compared to the same period in 2004 despite higher gross additions principally due to product mix and increased promotional, retention, and contracting activity. Handset revenue for the first nine months increased mainly due to continued subscriber growth. Gross subscriber additions grew to 306,600 for the third quarter and 858,400 for the first nine months of 2005 as compared with 283,800 and 768,600 for the same periods in 2004. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

    - Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS
        Communications.

    -------------------------------------------------------------------------
    Operations expense -
     Mobility segment          Quarters ended           Nine-month periods
    ($ millions, except         September 30               ended Sept. 30
     employees)            2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Equipment sales
     expenses             114.7    111.2    3.1 %    328.9    299.6    9.8 %
    Network operating
     expenses             101.7    104.3   (2.5)%    298.9    301.2   (0.8)%
    Marketing expenses     91.8     78.4   17.1 %    253.5    213.2   18.9 %
    General and
     administration
     expenses             148.1    134.6   10.0 %    437.1    400.0    9.3 %
    -------------------------------------------------------------------------
    Total operations
     expense              456.3    428.5    6.5 %  1,318.4  1,214.0    8.6 %
    -------------------------------------------------------------------------
    Full-time equivalent
     employees, end of
     period(1)             n. m.   5,681        -
    -------------------------------------------------------------------------

    (1) The measure of full time equivalent employees is not reported in the third quarter of 2005, as it does not factor in the effect of overtime hours on staff equivalents because of the labour disruption. The total number of active, working employees at September 30 of 2005 and 2004 were 5,785 and 5,971 respectively.

    -------------------------------------------------------------------------

    Mobility segment operations expense increased in the third quarter and first nine months of 2005, when compared with the same periods in 2004, to support growth in the subscriber base. TELUS Mobility continued to achieve economies of scale as third quarter total operations expenses increased by only 6.5%, while the corresponding Network revenue growth was 17.9% and year-over-year subscriber growth was 14.3%.

    - Expenses related to equipment sales increased in the third quarter and first nine months of 2005 when compared with the same periods in 2004, principally due to an increase in gross subscriber activations as well as increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition.

    - Network operating expenses decreased in the third quarter and first nine months of 2005, as compared with the same period last year. Decreases in network operating expenses were the result of efforts to improve roaming rates and reduced leased line costs through microwave build, as well as scale efficiencies, and the competitive digital network services discounts arising from CRTC Decision 2005-6. The decreases were partly offset by increased transmission and site-related expenses to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. The digital population coverage grew to 30.2 million at September 30, 2005, as a result of continued activation of digital roaming regions and network expansion.

    - Marketing expenses increased primarily due to higher dealer compensation costs and advertising expenses associated with the expanded subscriber base and increased re-contracting activity. However, COA per gross subscriber addition improved by $3 in the third quarter to $371 as compared with the same period last year due to higher gross subscriber additions and lower handset costs. Similarly, COA per gross subscriber addition improved by $23 to $356 for the first nine months of 2005, when compared with the same period in 2004. With the higher ARPU, COA per gross subscriber addition expressed as a ratio of the lifetime revenue of the subscriber improved in the third quarter and first nine months of 2005 as compared with the same periods in 2004.

    - General and administration expenses increased by 10.0% in the third quarter and 9.3% for the first nine months of 2005, when compared to the same periods in 2004. The number of full-time equivalent employees working overtime to support the significant growth in the subscriber base and continued expansion of the company-owned retail stores, combined with additional labour disruption-related costs, somewhat offset the payroll savings from fewer active full-time employees. General and administration savings as a result of work action were approximately $3 million in the third quarter of 2005.

    -------------------------------------------------------------------------
    EBITDA and EBITDA          Quarters ended           Nine-month periods
     margin - Mobility          September 30              ended Sept. 30
     segment               2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)   413.6    323.5   27.9 %  1,117.5    857.5   30.3 %
    EBITDA margin (%)      47.5     43.0  4.5 pts     45.9     41.4  4.5 pts
    -------------------------------------------------------------------------

    TELUS Mobility EBITDA increased by $90.1 million in the third quarter and $260.0 million for the first nine months of 2005, when compared to the corresponding periods in 2004. The improvement in EBITDA and EBITDA margin was attributed to TELUS Mobility's focus on profitable subscriber growth, increased ARPU, a lower cost of acquisition per gross subscriber addition, excellent monthly churn rates, and successful cost containment efforts. The EBITDA margin, when calculated as a percentage of Network revenue, improved to a record 51.1% for the third quarter and improved to 49.7% for the first nine months of 2005. This compares with 47.2% and 45.0%, respectively, for the same periods in 2004, representing positive increases of 3.9 and 4.7 percentage points, respectively.
    Mobility segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    6.  Financial condition

    The following are the significant changes in the consolidated balance sheets between December 31, 2004 and September 30, 2005.

    -------------------------------------------------------------------------
                   Sept. 30,  Dec. 31,   Change   % Change  Explanation
    ($ millions)      2005      2004
    -------------------------------------------------------------------------
    Current Assets
      Cash and
       temporary                                            See Section 7.
       investments,                                         Liquidity and
       net           1,322.1     896.5     425.6    47.5 %  capital resources
    -------------------------------------------------------------------------
      Accounts                                              Primarily an
       receivable      893.5     863.5      30.0     3.5 %  increase in
                                                            settlement
                                                            billings and
                                                            accruals with
                                                            alliance
                                                            partners, as well
                                                            as an increase in
                                                            work-in-progress.
                                                            Customer
                                                            receivables did
                                                            not change
                                                            significantly.
    -------------------------------------------------------------------------
      Income and                                            Changes in
       other taxes                                          estimates of
       receivable      150.3     132.5      17.8    13.4 %  collectible near-
                                                            term recoveries
                                                            of taxes due to
                                                            available
                                                            deductible
                                                            differences,
                                                            reassessments and
                                                            interest for
                                                            prior years net
                                                            of refunds
                                                            received
    -------------------------------------------------------------------------
      Inventories      102.1     133.3     (31.2)  (23.4)%  Primarily a
                                                            reduction by
                                                            TELUS Mobility
                                                            from the peak
                                                            year-end
                                                            inventory levels,
                                                            partly offset by
                                                            new handset
                                                            launches
    -------------------------------------------------------------------------
      Prepaid expenses                                      Primarily
       and other       211.8     183.4      28.4    15.5 %  prepayment of
                                                            property taxes,
                                                            federal Canada
                                                            Pension Plan
                                                            contributions,
                                                            federal
                                                            Employment
                                                            Insurance
                                                            premiums,
                                                            Mobility licence
                                                            fees net of
                                                            amortization and
                                                            a reduction in
                                                            connection and
                                                            activation fees
    -------------------------------------------------------------------------
      Current                                               Decrease in
       portion of                                           available tax
       future income                                        loss pools for
       taxes           396.2     438.4     (42.2)   (9.6)%  the upcoming 12
                                                            months and
                                                            temporary
                                                            differences in
                                                            short-term assets
                                                            and liabilities
    -------------------------------------------------------------------------
    Current Liabilities
      Accounts payable                                      Primarily an
       and accrued                                          increase in
       liabilities   1,471.3   1,362.6     108.7     8.0 %  interest payable
                                                            and an interest
                                                            accrual for
                                                            settlement of a
                                                            lawsuit, partly
                                                            offset by lower
                                                            payroll and
                                                            capital
                                                            expenditure
                                                            liabilities
    -------------------------------------------------------------------------
      Restructuring
       and workforce
       reduction
       accounts                                             Payments under
       payable and                                          previous programs
       accrued                                              exceeded new
       liabilities      51.7      70.7     (19.0)  (26.9)%  obligations
    -------------------------------------------------------------------------
      Advance billings                                      Primarily an
       and customer                                         increase in price
       deposits        545.1     531.5      13.6     2.6 %  cap deferred
                                                            revenues and
                                                            increased
                                                            Mobility
                                                            billings, partly
                                                            offset by lower
                                                            activation and
                                                            connection fees
    -------------------------------------------------------------------------
      Current                                               Reclassification
       maturities                                           to current of
       of long-                                             $1,575.7 million
       term debt     1,581.6       4.3   1,577.3     n.m.   TELUS Corporation
                                                            7.5% Notes due
                                                            June 2006, for
                                                            which notice of
                                                            early redemption
                                                            on December 1,
                                                            2005 was given
    -------------------------------------------------------------------------
    Working                                                 Primarily
     capital(1)       (573.7)    678.5  (1,252.2)    n.m.   reflects debt to
                                                            be redeemed early
                                                            on December 1,
                                                            2005, net of cash
                                                            accumulation
    -------------------------------------------------------------------------
    Capital Assets,                                         See Sections 5.3
     Net            10,971.3  11,221.0    (249.7)   (2.2)%  Consolidated
                                                            results of
                                                            operations -
                                                            Depreciation and
                                                            amortization and
                                                            7.2 Cash used by
                                                            investing
                                                            activities
    -------------------------------------------------------------------------
    Other Assets
      Deferred                                              Primarily pension
       charges         815.0     704.4      110.6   15.7 %  plan
                                                            contributions in
                                                            excess of charges
                                                            to income
    -------------------------------------------------------------------------
      Future income                                         Reflects use of
       taxes               -      99.8      (99.8) (100.0)% loss carry
                                                            forward amounts
                                                            and temporary
                                                            differences on
                                                            long-term assets
                                                            and liabilities
                                                            reversed to long-
                                                            term future tax
                                                            liability
    -------------------------------------------------------------------------
      Investments       30.8      38.4       (7.6) (19.8)%  Includes a write
                                                            down in the
                                                            second quarter of
                                                            2005
    -------------------------------------------------------------------------
      Goodwill       3,157.0   3,126.8       30.2    1.0 %  Goodwill added
                                                            for consolidation
                                                            of Ambergris, net
                                                            of foreign
                                                            exchange changes
                                                            since the
                                                            acquisition of
                                                            Ambergris
    -------------------------------------------------------------------------
    Long-Term Debt   4,497.3   6,332.2   (1,834.9) (29.0)%  - TELUS
                                                              Corporation
                                                              7.5% Notes
                                                              became current
                                                              (Dec. 31:
                                                              $1,574.6
                                                              million);
                                                            - the $141.6
                                                              million Dec. 31
                                                              balance of
                                                              Convertible
                                                              debentures was
                                                              converted to
                                                              equity or
                                                              redeemed; and
                                                            - the Canadian
                                                              dollar value of
                                                              U.S. dollar
                                                              denominated
                                                              notes decreased
                                                              by $121.3
                                                              million because
                                                              of a
                                                              strengthening
                                                              Canadian
                                                              dollar.
    -------------------------------------------------------------------------
    Other Long-Term                                         Primarily an
     Liabilities     1,642.7   1,506.1      136.6    9.1 %  increase in the
                                                            deferred hedging
                                                            liability for
                                                            U.S. dollar
                                                            denominated
                                                            notes, resulting
                                                            from a
                                                            strengthening
                                                            Canadian dollar
    -------------------------------------------------------------------------
    Future Income                                           Primarily future
     Taxes           1,139.0     991.9      147.1   14.8 %  accounting
                                                            expenses
                                                            exceeding future
                                                            tax deductions
                                                            for existing
                                                            long-term assets
                                                            and liabilities
                                                            such as pension
                                                            amounts and fixed
                                                            assets, as well
                                                            as a 2005
                                                            acquisition
    -------------------------------------------------------------------------
    Non-Controlling                                         The increase was
     Interest           23.2      13.1       10.1   77.1 %  from minority
                                                            partners' share
                                                            of earnings in
                                                            several small
                                                            subsidiaries,
                                                            including an
                                                            acquisition in
                                                            2005
    -------------------------------------------------------------------------
    Shareholders'
     Equity
    Convertible                                             $7.8 million was
     debentures            -       8.8       (8.8) (100.0)% transferred to
                                                            share capital (in
                                                            Common equity)
                                                            when shareholders
                                                            exercised their
                                                            conversion option
                                                            in 2005, while
                                                            the balance was
                                                            transferred to
                                                            contributed
                                                            surplus (in
                                                            Common equity)
                                                            with the
                                                            redemption of the
                                                            remaining
                                                            debentures on
                                                            June 15, 2005
    -------------------------------------------------------------------------
    Common equity    7,098.2   7,016.8       81.4    1.2 %  - 2005 nine-month
                                                              Net income of
                                                              $621.8 million;
                                                            - share options
                                                              exercised of
                                                              $215.3 million
                                                              to issue 6.9
                                                              million non-
                                                              voting shares
                                                              and 0.9 million
                                                              common shares;
                                                            - conversion of
                                                              $131.7 million
                                                              of Convertible
                                                              debentures into
                                                              3.3 million
                                                              Non-voting
                                                              shares;
                                                            - less dividends
                                                              of $215.6
                                                              million;
                                                            - less normal
                                                              course issuer
                                                              bid
                                                              expenditures of
                                                              $663.5 million
                                                              to repurchase
                                                              8.1 million
                                                              non-voting
                                                              shares and 7.6
                                                              million common
                                                              shares; and
                                                            - other of $(8.3)
                                                              million.
    -------------------------------------------------------------------------

    (1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

    -------------------------------------------------------------------------

    7.  Liquidity and capital resources

    7.1  Cash provided by operating activities

    -------------------------------------------------------------------------
                          Quarters ended             Nine-month periods
                           September 30                ended Sept. 30
    ($ millions)      2005      2004     Change     2005      2004    Change
    -------------------------------------------------------------------------
                     693.5     847.2    (18.1)%  2,109.6   1,924.3      9.6 %
    -------------------------------------------------------------------------

    Cash provided by operating activities decreased by $153.7 million in the third quarter and increased by $185.3 million in first nine months of 2005, when compared with the same periods in 2004. Changes in cash provided by operating activities in the third quarter and first nine months of 2005 were mainly due to the following:

    -   EBITDA increased by $21.8 million and $236.9 million, respectively
    - Restructuring and workforce reduction payments decreased by $2.5 million and $47.4 million, respectively
    - Reduced repayments of securitized accounts receivable (no repayments in 2005 or the third quarter of 2004; $150 million repayments in the first nine months 2004)
    - Interest paid decreased by $10.9 million and $20.6 million, respectively
    - Interest received increased by $7.2 million and $11.1 million, respectively
    - Employer contributions to employee defined benefit plans increased by $4.3 million and decreased by $22.5 million, respectively. The changes were due to updated actuarial valuations and a net acceleration of discretionary funding in the second quarter of 2004. The best estimate of fiscal 2005 employer contributions to the Company's defined benefit pension plan has been revised to approximately $115 million
    - Income tax recoveries net of installment payments decreased by $8.9 million and $175.2 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004, and
    - Other changes in non-cash working capital in the respective years, including a reduction of accruals for capital expenditures, payroll and employee-related liabilities, and payment of partial lump sum amounts to bargaining unit employees in the third quarter of 2005.

    7.2  Cash used by investing activities

    -------------------------------------------------------------------------
                        Quarters ended              Nine-month periods
                          September 30                ended Sept. 30
    ($ millions)      2005      2004    Change      2005      2004    Change
    -------------------------------------------------------------------------
                     263.3     316.5    (16.8)%    979.5     956.7      2.4 %
    -------------------------------------------------------------------------

    Cash used by investing activities decreased by $53.2 million in the third quarter and increased by $22.8 million in first nine months of 2005, when compared with the same periods in 2004. A deferral of capital expenditures associated with the labour disruption led to a decrease in capital expenditures of $56.8 million and $30.7 million, respectively, in the third quarter and first nine months of 2005, when compared with the same periods in 2004. In addition, a $29.4 million investment in Ambergris was made in 2005, whereas in the same period in 2004, proceeds of $18.2 million were realized from the sale of several non-core real estate properties. Assets under construction increased to $589.1 million at September 30, 2005, compared with $465.5 million one year earlier and $329.6 million at December 31, 2004, due to delays in completing capital projects caused by the labour disruption, as well as continued development of a new billing system in the Communications segment.

    -------------------------------------------------------------------------
    Capital expenditures
     by segment
    ($ millions,
     except capital       Quarters ended            Nine-month periods
     expenditure           September 30                ended Sept. 30
     intensity)       2005      2004    Change      2005      2004    Change
    -------------------------------------------------------------------------
    Communications
     segment         176.5     216.4    (18.4)%    684.0     743.5     (8.0)%
    Mobility segment  86.5     103.4    (16.3)%    260.9     232.1     12.4 %
    -------------------------------------------------------------------------

    TELUS
     consolidated    263.0     319.8    (17.8)%    944.9     975.6     (3.1)%

    Capital
     expenditure
     intensity(1) (%) 12.7      16.4   (3.7)pts     15.6      17.4   (1.8)pts
    -------------------------------------------------------------------------

    (1) Measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

    -------------------------------------------------------------------------

    - Communications segment ILEC capital expenditures decreased by 15.4% to $155.8 million in the third quarter of 2005, and decreased by 3.0% to $605.6 million for the first nine months of 2005, when compared with the same periods in 2004. The decrease includes some deferral of capital expenditures due to the labour disruption. Greater investment in internal systems and processes was more than offset by lower expenditures on network infrastructure, high-speed Internet, and other initiatives. Expenditures for high-speed Internet were approximately $14 million and $60 million, respectively, for the third quarter and first nine months of 2005.

       Non-ILEC capital expenditures decreased by 35.5% to $20.7 million in the third quarter of 2005 and decreased by 33.8% to $78.4 million in the first nine months of 2005, when compared with the same periods in 2004. While the decrease in spending was primarily due to up-front expenditures in the same period last year that related to the costs to support certain major new customers, the year-over-year decrease in quarterly non-ILEC expenditures is not expected to continue in future.

       Deferral of capital expenditures in the Communications segment due to the labour disruption resulted in capital expenditure intensity ratios decreasing to 14.4% and 18.5%, respectively, in the third quarter and first nine months of 2005, compared with 17.7% and 20.5% for the same periods in 2004. Cash flow (EBITDA less capital expenditures) for the third quarter of 2005 decreased by 10.2% to $249.6 million, when compared with the same period in 2004, due primarily to increased expenses associated with the labour disruption. Cash flow for the first nine months of 2005 increased by 5.0% to $759.4 million, when compared with the same period in 2004, as increased revenues, decreased capital expenditures, and lower restructuring charges more than offset higher operations expenses. TELUS Communications expects to achieve capital expenditure intensity of approximately 19% for the full year.

    - Mobility segment capital expenditures decreased by $16.9 million in the third quarter of 2005, when compared with the same period in 2004, due to deferral of network capital expenditures related to the labour disruption, a stronger Canadian dollar, and lower infrastructure equipment costs. Increased capital expenditures of $28.8 million for the first nine months of 2005 were attributed to strategic investment in next-generation EVDO capable wireless network technology and continued enhancement of digital wireless coverage. TELUS Mobility expects to launch Wireless High Speed, or EVDO, services in Canada's largest urban centres by mid-November 2005.

       Capital expenditure intensity for TELUS Mobility decreased to 9.9% in the third quarter of 2005 from 13.8% in the third quarter of 2004 due to a significant increase in operating revenues. Similarly, capital expenditure intensity for the first nine months of 2005 was 10.7% as compared with 11.2% for the same period in 2004. TELUS Mobility expects to achieve capital expenditure intensity of approximately 12% for the full year. Continued strong growth in TELUS Mobility EBITDA generated record TELUS Mobility cash flows (EBITDA less capital expenditures) of $327.1 million in the third quarter and $856.6 million for the first nine months of 2005 as compared with $220.1 million and $625.4 million for the same periods in 2004, representing increases of 48.6% and 37.0%, respectively.

       Consolidated cash flows (EBITDA less capital expenditures) were $576.7 million and $1,616.0 million, respectively, for the third quarter and first nine months of 2005, representing increases of 15.8% and 19.8%, respectively, when compared with the same periods in 2004. The increases resulted primarily from growth in TELUS Mobility cash flows.

    7.3  Cash used by financing activities

    -------------------------------------------------------------------------
                           Quarters ended             Nine-month periods
                            September 30                 ended Sept. 30
    ($ millions)      2005      2004   Change       2005      2004    Change
    -------------------------------------------------------------------------
                     249.2     266.2     (6.4)%    704.5     351.6    100.4 %
    -------------------------------------------------------------------------

    Cash used by financing activities decreased in the third quarter and increased in the first nine months of 2005, when compared with the same periods in 2004. Financing activities included the following:

    -   Proceeds from Common Shares and Non-Voting Shares issued were
        $56.3 million and $200.3 million, respectively, in the third quarter and nine-month period ended September 30, 2005, increases of $29.3 million and $129.5 million, respectively, when compared with the same periods in 2004. The increases were mainly due to the exercise of options and warrants in 2005, partly offset by lower proceeds from share purchases for employee share plans, as TELUS now purchases these shares in the market, rather than issuing shares from treasury.

        In addition, during the second quarter of 2005, convertible debentures with a principal value of $131.7 million were converted into approximately 3.3 million Non-Voting Shares. Due to the non-cash nature of these transactions, the conversions are shown as balance sheet adjustments and are not included in the financing activities of the cash flow statements.

    - Cash dividends paid to shareholders were $71.7 million and $215.6 million in the third quarter and first nine months of 2005; increases of $26.2 million and $79.5 million when compared with the same periods in 2004. The increase was due principally to the change in dividend rate from 15 cents per quarter to 20 cents per quarter effective in the fourth quarter of 2004, as well as the purchase of dividend reinvestment plan shares in the market rather than issuing shares from treasury.

    - Under the Normal Course Issuer Bid program, TELUS purchased for cancellation approximately 2.5 million Common Shares and approximately 2.5 million Non-Voting Shares for a total outlay of $233.1 million in the third quarter of 2005. This total outlay was comprised of a reduction to share capital of $86.0 million representing the book value of shares repurchased, and a reduction to retained earnings of $147.1 million representing the amount in excess of book value. The following tables enumerate the shares repurchased and cost under this program since inception.


    Normal Course Issuer Bid to September 30, 2005 - shares repurchased
    -------------------------------------------------------------------------
                                                               Purchased for
                              Purchased in    Purchased for  cancellation in
                             December 2004,    cancellation   the first nine
    (Number of shares)       and cancelled       in 2005 Q3   months of 2005
    -------------------------------------------------------------------------
    Common Shares                  755,711        2,535,100        7,604,700
    Non-Voting Shares            1,451,400        2,549,500        8,125,800
    -------------------------------------------------------------------------
                                 2,207,111        5,084,600       15,730,500
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                                Cumulative   Maximum shares       Percentage
                                    shares    permitted for       of maximum
                             purchased for repurchase under permitted shares
    (Number of shares)        cancellation      the program      repurchased
    -------------------------------------------------------------------------
    Common Shares                8,360,411       14,000,000           59.7 %
    Non-Voting Shares            9,577,200       11,500,000           83.3 %
    -------------------------------------------------------------------------
                                17,937,611       25,500,000           70.3 %
    -------------------------------------------------------------------------

    Normal Course Issuer Bid to September 30, 2005 - cost

    -------------------------------------------------------------------------
                                                            2005
                                December        2005  nine-month  Cumulative
    ($ millions)             2004 outlay   Q3 outlay      outlay      outlay
    -------------------------------------------------------------------------
    Reduction to:
      share capital                 39.4        86.0       265.1       304.5
      retained earnings             38.6       147.1       398.4       437.0
    -------------------------------------------------------------------------
                                    78.0       233.1       663.5       741.5
    -------------------------------------------------------------------------

    - No significant long-term debt was issued in the third quarters of 2005 and 2004. Long-term debt issues of $4.7 million for the first nine months of 2005 were capital leases. In the comparative nine-month period of 2004, long-term debt issues were primarily bank facilities that were repaid.

    - Redemptions and repayments of long-term debt were $1.0 million and $21.3 million, respectively, in the third quarter first nine months of 2005 (2004 - $210.7 million and $247.7 million, respectively). The June 16, 2005 redemption of convertible debentures, which were not previously converted into Non-voting shares, was $17.9 million. Other redemptions in 2005 were primarily capital leases. The redemptions in the third quarter and first nine months of 2004 included TCI Series A Debentures and TCI medium-term Notes.

    7.4  Liquidity and capital resource measures

    -------------------------------------------------------------------------
    Periods ended                    September 30, September 30,
                                             2005          2004       Change
    -------------------------------------------------------------------------

    Components of debt and coverage
     ratios(1)
    -------------------------------
    Net debt  ($ millions)               5,915.8       6,749.4        (833.6)
    Total capitalization -
     book value ($ millions)            13,037.2      13,588.8        (551.6)

    EBITDA (excluding restructuring)
     ($ millions) - 12-month trailing    3,365.7       3,055.8         309.9
    Net interest cost ($ millions) -
     12-month trailing                     604.2         624.2         (20.0)

    Debt ratios
    -----------
    Fixed rate debt as a proportion
     of total indebtedness (%)              93.1          93.2     (0.1) pts
    Average term to maturity of debt
     (years)                                 4.6           5.6          (1.0)

    Net debt to total capitalization
     (%)(1)                                 45.4          49.7     (4.3) pts
    Net debt to EBITDA(1)                    1.8           2.2          (0.4)

    Coverage ratios(1)
    ------------------
    Interest coverage on long-term debt      2.7           2.1           0.6
    EBITDA interest coverage                 5.6           4.9           0.7

    Other measures
    --------------
    Free cash flow ($ millions) -
     12-month trailing(2)                1,477.6       1,246.9         230.7
    Dividend payout ratio (%)(1)              38            45       (7) pts
    -------------------------------------------------------------------------

    (1) See Section 11.4 Definition of liquidity and capital resource measures. Net debt is a non-GAAP measure that is defined and reconciled to its nearest GAAP measure in Section 11.4.
    (2) See Section 11.2 Free cash flow.

    Net debt decreased at the end of the third quarter of 2005, when compared to one year earlier, as a result of an increase in cash and temporary investments of $699.9 million (netted against debt for the purposes of this calculation), conversion and redemption of convertible debentures in 2005. Total capitalization also decreased for these reasons; partly offset by a $278.5 million increase in common equity over this 12-month period. The net debt to EBITDA ratio measured at September 30, 2005 improved significantly, when compared with one year earlier, as a result of increased cash, debt reduction and an increase in 12-month trailing EBITDA (excluding restructuring).

    Interest coverage on long-term debt improved because of increased income before interest and taxes and lower interest on long-term debt. The EBITDA interest coverage ratio improved by 0.5 as a result of higher EBITDA (excluding restructuring), and increased by 0.2 due to lower interest. Free cash flow measure for the 12-month period ended September 30, 2005 increased, when compared with one year earlier, primarily because of improved EBITDA, lower capital expenditures, lower payments under restructuring programs, and lower interest payments, partly offset by lower cash tax recoveries and interest received.

    Long-term guidelines for certain TELUS' liquidity measures, as defined in
    Section 11.4 Definition of liquidity and capital resource measures, are:

    -   Net debt to total capitalization of 45 to 50%
    -   Net debt to EBITDA of 1.5:1 to 2.0:1
    -   Dividend payout ratio of 45% to 55% of sustainable net earnings.

    With the November 8, 2005 announcement of an increase in the quarterly dividend from 20 cents per share to 27.5 cents per share effective with the 2005 fourth quarter dividend, the dividend payout ratio increased to 52%, consistent with the guideline. This ratio was calculated as four times the fourth quarter dividend of 27.5 cents, divided by the sum of earnings per share reported for the four quarters ending September 30, 2005 (or $2.11).

    7.5  Credit facilities

    TELUS arranged new credit facilities in May 2005 to replace $1.6 billion of prior credit facilities. The prior 364-day facility, which was due to expire, and a term facility with three years remaining to maturity were replaced with a new three-year facility due in May 2008 and a longer maturity five-year term facility due in May 2010. The new credit facilities have no substantial changes in terms and conditions, other than reduced pricing and the extension of term, which reflect favourable market conditions and TELUS' strong financial position.

    Including cash in excess of $1.3 billion and the credit facilities described in the table below, TELUS had unutilized available liquidity in excess of $2.8 billion at September 30, 2005.

    -------------------------------------------------------------------------
    Credit Facilities                                            Outstanding
    At September 30, 2005                                    undrawn letters
    ($ in millions)                Expiry      Size   Drawn        of credit
    -------------------------------------------------------------------------
    Five-year revolving
     facility(1)              May 4, 2010     800.0       -                -
    Three-year revolving
     facility(1)              May 7, 2008     800.0       -            100.6
    Other bank facilities               -      74.0       -              6.6
    -------------------------------------------------------------------------
    Total                               -   1,674.0       -            107.2
    -------------------------------------------------------------------------

    (1) Canadian dollars or U.S. dollar equivalent.

    -------------------------------------------------------------------------

    TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.8:1 at September 30, 2005) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 5.6:1 at September 30, 2005) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    7.6  Accounts receivable sale

    TELUS Communications Inc., a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a "BBB (low)" credit rating by Dominion Bond Rating Service ("DBRS"), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at "A (low)" as of November 8, 2005. The proceeds of securitized receivables were $150 million at September 30, 2005, unchanged from one year earlier and the end of 2004. It is necessary to retain a minimum of $150 million proceeds under this program to keep it active.

    7.7  Credit ratings

    The credit ratings for TELUS and TCI remain investment grade. After TELUS' announcement on September 26, 2005, of its intention to early-redeem $1.6 billion in Notes on December 1, 2005, three of four credit rating agencies that cover TELUS issued updates:

    - On September 27, S&P raised its ratings for long-term corporate credit and senior unsecured debt of TELUS Corporation and TCI from "BBB" to "BBB+," while revising the outlook to stable;
    - On October 18, Fitch Ratings upgraded its long-term "BBB" ratings for TELUS and TCI to "BBB+" with a stable outlook; and
    - On October 24, DBRS upgraded its "BBB" rating for TELUS Corporation Notes and its "BBB (high)" ratings for TCI to "BBB (high)" and "A
       (low)," respectively, while the trend was revised to stable.

    Earlier in the year on June 27, Moody's Investors Services Inc. increased its investment grade rating for TELUS Notes from "Baa3" with a positive outlook to "Baa2" with a stable outlook. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining and improving investment grade credit ratings in the range of "BBB+" to "A-," or the equivalent.

    -------------------------------------------------------------------------
    Credit rating summary            DBRS(1)     S&P(1) Moody's(1)   Fitch(1)
    -------------------------------------------------------------------------
    TELUS Corporation
      Senior bank debt                    -          -          -       BBB+
      Notes                       BBB (high)      BBB+       Baa2       BBB+

    TELUS Communications Inc.
      Debentures                     A (low)      BBB+          -       BBB+
      Medium-term Notes              A (low)      BBB+          -       BBB+
      First mortgage bonds           A (low)        A-          -          -
    -------------------------------------------------------------------------

    (1) Outlook or trend "stable"

    -------------------------------------------------------------------------

    7.8 Off-balance sheet arrangements, commitments and contingent liabilities

    Financial instruments (Note 3 of the interim consolidated financial statements)

    During the first quarter of 2005, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship.

    As at September 30, 2005, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S. $52 million of fiscal 2005 and 2006 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

    The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The carrying amount and fair value of long-term debt are as follows:


                                           As at                 As at
                                    September 30, 2005    December 31, 2004
    -------------------------------------------------------------------------
                                   Carrying       Fair   Carrying       Fair
    ($ millions)                     amount      value     amount      value
    -------------------------------------------------------------------------
    Long-term debt
      Principal                     6,078.9    6,894.3    6,345.3    7,342.3
      Derivative financial
       instruments used to manage
       interest rate and currency
       risks associated with U.S.
       dollar denominated debt
       (Hedging item maximum
       maturity date: June 2011)    1,154.9    1,560.5    1,032.6    1,299.5
      Derivative financial
       instruments used to manage
       interest rate risk
       associated with Canadian
       dollar denominated debt
       (Hedging item maximum
       maturity date: June 2006)          -        1.4          -        1.3
    -------------------------------------------------------------------------
                                    7,233.8    8,456.2    7,377.9    8,643.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Commitments and contingent liabilities (Note 14 of the interim consolidated financial statements)

    At September 30, 2005, the Company had $42.1 million in outstanding commitments for restructuring programs prior to 2005 and $9.6 million in outstanding commitments for restructuring programs initiated in 2005.

    In accordance with CRTC Price Cap Decisions 2002 34 and 2002 43, the Company defers a portion of revenues in a deferral account, which at September 30, 2005, had balance of $148.0 million. Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company's provision of competitive digital network services, is not expected to affect the Company's consolidated revenues -- to the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, both for current and prior periods, the Company draws down the deferral account by an offsetting amount.

    Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. At September 30, 2005, the Company has no liability recorded in respect of performance guarantees, and has $1.0 million recorded in respect of lease guarantees. The maximum undiscounted guarantee amounts as at September 30, 2005, without regard for the likelihood of having to make such payment, were not significant.

    In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

    In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. At September 30, 2005, the Company has no liability recorded in respect of indemnification obligations.

    A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting items enumerated in Note 14(d) of the interim consolidated financial statements.

    7.9  Outstanding share information

    The following is a summary of the outstanding shares for each class of equity at September 30, 2005 and at October 31, 2005. In addition, for October 31, 2005, the total number of outstanding and issuable shares is presented, assuming full conversion of options. Unexercised warrants that were issued under the terms of the arrangement to acquire Clearnet expired on September 15, 2005.

    -------------------------------------------------------------------------
    Class of equity security
                                                   Non-Voting
                                 Common Shares         Shares   Total Shares
    (millions of shares)           outstanding    outstanding    outstanding
    -------------------------------------------------------------------------
    At September 30, 2005
      Common equity - Common
       Shares outstanding              186.0              -          186.0
      Common equity - Non-Voting
       Shares outstanding                  -          168.4          168.4
                                 -------------- -------------- --------------
                                       186.0          168.4          354.4(1)
                                 -------------- -------------- --------------
    At October 31, 2005
      Common equity - Common
       Shares outstanding              186.0              -          186.0
      Common equity - Non-Voting
       Shares outstanding                  -          168.6          168.6
                                 -------------- -------------- --------------
                                       186.0          168.6          354.6
                                 -------------- -------------- --------------
    Outstanding and issuable
     shares(2) at October 31, 2005
      Common Shares and Non-Voting
       Shares outstanding              186.0          168.6          354.6
      Options                            1.6           22.5           24.1
                                 -------------- -------------- --------------
                                       187.6          191.1          378.7
                                 -------------- -------------- --------------
                                 -------------- -------------- --------------
    -------------------------------------------------------------------------

    (1) For the purposes of calculating diluted earnings per share for the third quarter of 2005, the number of shares was 361.7 million.
    (2) Assuming full conversion and ignoring exercise prices.

    -------------------------------------------------------------------------

    8.  Critical accounting estimates and accounting policy developments

    8.1  Critical accounting estimates

    TELUS' significant accounting policies are described in Note 1 of its annual 2004 consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    As described in Note 1(b) of the interim consolidated financial statements, during the third quarter of 2005, the Company revised estimates that had been made over a period of years, resulting in a revision of accruals for payroll and other employee-related liabilities.

    8.2 Accounting policy developments (Note 2 of the interim consolidated financial statements)

    Accounting policies are consistent with those described in TELUS' annual 2004 consolidated financial statements. Possibly, commencing with the Company's 2005 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for the calculation and disclosure of earnings per share (CICA Handbook Section
    3500) may apply to the Company. The proposed amendments are not expected to materially impact the Company.

    Commencing with the Company's 2006 fiscal year, the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section 3830) will apply to the Company. The amended recommendations will result in non-monetary transactions normally being measured at their fair values, unless certain criteria are met. The Company's current operations are not materially affected by the amended recommendations.

    Commencing in the Company's 2006 fiscal year, the proposed amended recommendations of the CICA for subsequent events (CICA Handbook Section
    3820) will apply to the Company. The proposed amended recommendations will result in closer harmony with the corresponding requirements of U.S. GAAP. The Company does not expect to be materially affected by the proposed amended recommendations.

    9.  Revised guidance

    The Company has a practice of reaffirming or adjusting annual guidance on a quarterly basis. This revised 2005 guidance is subject to the forward-looking statements disclaimer at the beginning of this Management's discussion and analysis. Specifically, the revised guidance reflects changing assumptions including:

    - An expectation of increased revenues in TELUS Communications based on year-to-date performance, more than offset by the various impacts of the labour disruption, which includes higher net operations expenses at TELUS Communications and constrained ability to activate certain customer services such as high-speed Internet and to complete planned capital expenditures;
    - Restructuring and workforce reduction expenses for the full year of $20 to $50 million - previously $100 million, or less;
    - Growth in TELUS Mobility revenue and EBITDA resulting from an approximate five percentage point annual gain in Canadian wireless industry market penetration for the full year of 2005 - previously estimated at four percentage points - as well as higher ARPU from increased use of services and airtime, and continued scale efficiencies;
    - The announcement on October 17, 2005, that the Company had delivered notice of early redemption on December 1, 2005, of $1.578 billion 7.5%, Series CA, Notes due June 1, 2006. The redemption is expected to increase financing charges by approximately six to seven cents per share after tax;
    - The change in guidance for free cash flow considers impacts of the labour disruption including deferral of capital expenditures, as well as increased TELUS Mobility EBITDA, and uncertainty of the timing of the receipt certain cash tax recoveries, and

        The following table presents the revised guidance.

    -------------------------------------------------------------------------
                       Updated guidance    August 4, 2005
                           for 2005           guidance             Change
    -------------------------------------------------------------------------
    Consolidated
      Revenues           $8.1 to $8.15     $7.95 to $8.05       $100 to $150
                             billion           billion             million
    -------------------------------------------------------------------------
      EBITDA(1)            no change      $3.25 to $3.325             -
                                               billion
    -------------------------------------------------------------------------
      Earnings per
       share - basic    $1.90 to $2.00     $1.85 to $2.05      narrowed range
    -------------------------------------------------------------------------
      Capital               Approx.            Approx.             Approx.
       expenditures      $1.3 billion       $1.4 billion       $(100) million
    -------------------------------------------------------------------------
      Free cash flow(2)  $1.4 to $1.5     $1.25 to $1.35        $150 million
                             billion           billion
    -------------------------------------------------------------------------
    Communications
     segment
      Revenue           $4.825 to $4.85    $4.75 to $4.8         $50 to $75
       (external)            billion           billion             million
    -------------------------------------------------------------------------
      Non-ILEC revenue      no change       $625 to $650              -
                                               million
    -------------------------------------------------------------------------
      EBITDA             $1.8 to $1.875   $1.875 to $1.925     $(50) to $(75)
                             billion           billion             million
    -------------------------------------------------------------------------
      Non-ILEC EBITDA       no change        $15 to $20               -
                                               million
    -------------------------------------------------------------------------
      Capital               Approx.            Approx.             Approx.
       expenditures       $900 million      $1.0 billion       $(100) million
    -------------------------------------------------------------------------
      High-speed
       Internet net
       additions         Approx. 65,000   Approx. 100,000    Approx. (35,000)
    -------------------------------------------------------------------------
    Mobility segment
      Revenue (external) $3.275 to $3.3     $3.2 to $3.25        $50 to $75
                             billion           billion             million
    -------------------------------------------------------------------------
      EBITDA             $1.425 to $1.45   $1.375 to $1.4        $50 million
                             billion           billion
    -------------------------------------------------------------------------
      Capital                                  Approx.
       expenditures         no change      $400 million               -
    -------------------------------------------------------------------------
      Wireless
       subscriber net                       Greater than
       additions            no change          525,000                -
    -------------------------------------------------------------------------

    (1) See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition of EBITDA.
    (2) See Section 11.2 Free cash flow for the definition of free cash flow.

    -------------------------------------------------------------------------

    10. Risks and risk management

    The following are significant updates to the risks and uncertainties described in TELUS' 2004 Annual Report and first and second quarter interim 2005 Management's discussions and analysis, which are filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

    10.1 Human Resources

    The outcome of outstanding labour relations issues, such as the duration and impact of the continuing labour disruption, may result in further unanticipated increased costs and may cause reduced productivity and/or morale issues. There can be no assurance that, with the eventual outcome of collective bargaining, compensation increases will be as planned or that reduced productivity and customer service will not occur as a result of the labour disruption. Should the ultimate operational and financial impacts differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

    10.2 Regulatory

    Implementation of wireless number portability ("WNP") - Telecom Public Notice CRTC 2005-14

    The CRTC issued a public notice on September 16, 2005, inviting comments on several issues related to implementation of wireless number portability between wireless carriers and between those carriers and wireline local exchange carriers. The comment and reply comment periods were completed in October 2005. The four issues considered in this proceeding were:

    - how wireless carriers may gain direct access to number portability systems, and the terms and conditions that should apply;
    - what the appropriate service interval should be to port a telephone number to and/or from a wireless carrier;
    - what the eligible porting scenarios should be to port a telephone number to and/or from a wireless carrier; and
    -   wireless number portability implementation timeframes.

    The CRTC also indicated that it intends to issue another public notice once it has reviewed in detail the Canadian Wireless Telecommunications Association ("CWTA") implementation plan titled "Implementation of Wireless Number Portability: Selling a New World-Class Standard", issued on September 12, 2005. The proceeding under the future public notice may include such matters as:

    -   wireless services subject to number porting;
    - the interchange of traffic between wireless carriers and local exchange carriers in a portability environment;
    -   wireless carrier access to ILECs' operational support systems;
    -   criteria for denying a wireless port;
    -   ILEC winback rules for wireless number ports;
    -   directory listings and information provided for E-911 calls;
    - Any other matters that may arise from a review of the implementation plan.

    TELUS Mobility is a member of the CWTA that commissioned the independent report prepared by PricewaterhouseCoopers LLP. Under the plan, consistent with the Government of Canada's definition of wireless number portability, customers will be able to transfer numbers between wireless service providers as well as transfer numbers between wireline phone service and wireless service. The proposed implementation includes a mid-2007 pilot trial and national implementation in September 2007, contingent on timely resolution of a number of outstanding issues and full co-operation of the Canadian telecommunications sector. This number portability implementation strategy differs from the one implemented in the U.S. previously, as follows: (i) implementation is planned to occur across the country simultaneously, rather than a regional phased implementation as in the U.S.; and (ii) the implementation simultaneously addresses wireline-to-wireless portability, and vice versa, as well as wireless-to-wireless portability. A WNP taskforce has begun implementation of the recommendations, and is expected to make Canada the third country in the world to offer complete wireless-to-wireless, wireless-to-wireline, and wireline-to-wireless number portability.

    There is no assurance that TELUS will be able to implement the required changes in the desired timeframe, without incurring significant additional costs and/or ongoing administration costs. Implementation of wireless number portability may result in increased migration of network access lines to wireless services, increased wireless subscriber monthly churn, or additional wireless customer retention costs. TELUS believes that such risks will be reduced by the Company's Future Friendly(R) initiatives, commitment to exceptional client service, a strong brand and superior wireline and wireless network quality.

    Issues with respect to the provision of optical fibre (Telecom Decision CRTC 2005-63)

    On October 21, 2005, the CRTC determined that it would require TELUS to provide inter-exchange dark fibre on a tariffed basis, and that it would not be appropriate for CRTC to forbear from regulating the provision of dark fibre on inter-exchange private line routes that were previously forborne from rate regulation. The CRTC directed TELUS to file, within 60 days, a general tariff for the provision of inter-exchange dark fibre in its ILEC territory. The general tariff is subject to the availability of existing and unallocated facilities. Where facilities are not available and TELUS elects to undertake construction to provide service to a particular customer, TELUS can provide dark fibre under a special facilities tariff, provided the facilities are not provided at less than a general tariff. TELUS expects that this decision will not materially impact its operations.

    Proceeding on local exchange services forbearance (Telecom Public Notice CRTC 2005-2)

    The CRTC initiated a proceeding to examine a range of issues including: the relevant markets for forbearance, which CRTC powers and duties should be forborne, and the post-forbearance criteria and conditions that might apply. The proceeding also considered a transitional regime that could provide ILECs with more regulatory flexibility prior to forbearance. TELUS participated in the oral consultation in late September 2005. The proceeding completed in early October 2005 and a decision is expected by the end of the first quarter of 2006. There can be no assurance that the local exchange forbearance rules eventually adopted by the CRTC will provide transitional relief on win backs and promotions.

    10.3 Process risks

    The Company continues to develop a new billing system in the Communications segment, which will include re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and in itself presents implementation risks due to the complexity of the implementation task and resource constraints. The Company plans to implement this project in phases, beginning with the implementation of consumer accounts in Alberta, currently scheduled in the first half of 2006, followed by implementation of consumer customer accounts in B.C. at a later date. There can be no assurance that this undertaking will not negatively impact TELUS' customer service levels, competitive position and financial results.

    With the labour disruption and reassignment of management to front line positions, the risk of not detecting billing issues and revenue leakage increased. At the same time, management team members gained experience and understanding of front line operations that is expected to prove valuable in implementing process changes in future.

    10.4 Manmade and natural threats

    The number of vandalism and theft incidents affecting TELUS' network facilities and infrastructure has increased since April 2005. The majority of these incidents disrupted service to one or more customers and were all under investigation by the appropriate police authorities and some arrests were made. On-going security reviews have led the Company to implement new security measures in 2005. There can be no assurance that specific events in the future will not impact TELUS operations.

    There is a small exposure to international geopolitical risks in TELUS International, including its presence in the Philippines; however, TELUS International's operations are insignificant when compared with the Company's consolidated operations.

    10.5 Litigation

    In June 2005, the Ontario Court of Appeal unanimously overturned a 2003 trial court decision and ruled that when TCI's predecessor BC TEL redeemed $125 million of Series AL Bonds in December 1997, it was in breach of a covenant contained in the deed of trust and mortgage under which the Bonds were issued. The Ontario Court of Appeal returned the case to the trial courts to determine damages and TELUS accrued an estimate of damages, which is included in financing costs for the second quarter of 2005. Should the assessed damages be significantly different than management's expectations, a material adjustment could be recorded in the Company's Statements of income. The Company sought leave to appeal to the Supreme Court of Canada. This ruling relates to a matter prior to the 1999 merger of BC TELECOM and TELUS Corporation (Alberta), and does not impact TELUS' current debt instruments.

    11. Reconciliation of non-GAAP measures and definition of key operating indicators

    11.1 Earnings before interest, taxes, depreciation and amortization
         (EBITDA)

    The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

    EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the interim consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

    The following is a reconciliation of EBITDA with Net income and Operating income:

    -------------------------------------------------------------------------
                                                               Nine-month
                                       Quarters ended         periods ended
                                        September 30          September 30
    ($ millions)                       2005       2004       2005       2004
    -------------------------------------------------------------------------
    Net income                        190.1      156.6      621.8      430.2
      Other expense (income)            7.1       (3.2)       9.1          -
      Financing costs                 144.8      158.6      451.4      460.5
      Income taxes                     86.9       97.2      263.2      204.7
      Non-controlling interest          1.6        1.1        4.9        3.0
    -------------------------------------------------------------------------
    Operating income                  430.5      410.3    1,350.4    1,098.4
      Depreciation                    335.6      327.1      996.4      969.5
      Amortization of intangible
       assets                          73.6       80.5      214.1      256.1
    -------------------------------------------------------------------------
    EBITDA                            839.7      817.9    2,560.9    2,324.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    11.2 Free cash flow

    The Company has issued guidance on and reports free cash flow because it is a key measure used by management to evaluate performance of the consolidated operations. Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the interim consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the interim consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, Free cash flow is relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

    The following shows management's calculation of free cash flow.

    -------------------------------------------------------------------------
                                                               Nine-month
                                       Quarters ended         periods ended
                                        September 30          September 30
    ($ millions)                       2005       2004       2005       2004
    -------------------------------------------------------------------------
    EBITDA                            839.7      817.9    2,560.9    2,324.0

    Restructuring and workforce
     reduction costs, net of cash
     payments                          (5.7)       6.4      (19.0)     (55.1)
    Share-based compensation           10.3        7.3       21.2       17.9
    Cash interest paid                (12.2)     (23.1)    (319.1)    (339.7)
    Cash interest received              9.3        2.1       34.4       23.3
    Income taxes received (paid)        2.9       11.8       22.2      197.4
    Capital expenditures (Capex)     (263.0)    (319.8)    (944.9)    (975.6)
    Investment tax credits received
     (reported in current or prior
     EBITDA or Capex, and in
     Income taxes received (paid)),
     and other                            -          -          -      (16.8)
    -------------------------------------------------------------------------
    Free cash flow                    581.3      502.6    1,355.7    1,175.4
    -------------------------------------------------------------------------

    The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

    -------------------------------------------------------------------------
                                                               Nine-month
                                       Quarters ended         periods ended
                                        September 30          September 30
    ($ millions)                       2005       2004       2005       2004
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                       693.5      847.2    2,109.6    1,924.3
    Cash (used) by investing
     activities                      (263.3)    (316.5)    (979.5)    (956.7)
    -------------------------------------------------------------------------
                                      430.2      530.7    1,130.1      967.6
    Net employee defined benefit
     plans expense                      0.3       (4.9)      (0.8)     (14.7)
    Employer contributions to
     employee defined benefit plans    30.1       25.8       89.8      112.3
    Amortization of deferred gains
     on sale-leaseback of buildings,
     amortization of deferred
     charges and other operating
     activities, net                    3.6        3.9        3.9      (13.7)
    Reduction (increase) in
     securitized accounts receivable      -          -          -      150.0
    Non-cash working capital changes
     except changes in taxes,
     interest and securitized
     accounts receivable              116.8      (49.6)      98.1       (7.2)
    Acquisition                           -          -       29.4          -
    Proceeds from the sale of
     property and other assets         (0.1)      (1.8)      (3.5)     (18.2)
    Other investing activities          0.4       (1.5)       8.7       (0.7)
    -------------------------------------------------------------------------
    Free cash flow                    581.3      502.6    1,355.7    1,175.4
    -------------------------------------------------------------------------

    11.3 Definition of key operating indicators

    These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

    Churn, per month
    ----------------
    Calculated as the number of subscriber units disconnected during a given period, divided by the average number of subscriber units on the network during the period, expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

    Cost of acquisition (COA)
    -------------------------
    Consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (Retention spend).

    COA per gross subscriber addition
    ---------------------------------
    COA divided by gross subscriber activations during the period.

    Average revenue per subscriber unit, or ARPU
    --------------------------------------------
    Calculated as Network revenue divided by the average number of subscriber units on the network during the period, expressed as a rate per month.

    Retention spend to Network revenue
    ----------------------------------
    Represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

    EBITDA excluding COA
    --------------------
    A measure of operational profitability, normalized for the period costs of adding new customers.

    11.4 Definition of liquidity and capital resource measures

    Net debt
    --------
    Net debt is a non-GAAP measure, whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. Net debt is one component used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

    -------------------------------------------------------------------------
                                                           At September 30
    ($ millions)                                             2005       2004
    -------------------------------------------------------------------------
    Current maturities of long-term debt                  1,581.6        4.0
    Long-term debt                                        4,497.3    6,514.0
    -------------------------------------------------------------------------
                                                          6,078.9    6,518.0

    Deferred hedging liability (asset)                    1,159.0      853.6
    -------------------------------------------------------------------------
    Debt                                                  7,237.9    7,371.6
    Deduct Cash and temporary investments                (1,322.1)    (622.2)
    -------------------------------------------------------------------------
    Net debt                                              5,915.8    6,749.4
    -------------------------------------------------------------------------

    The deferred hedging liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations in respect of the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar-denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

    Total capitalization
    --------------------
    Defined as Net debt plus Non-controlling interest and Shareholders' equity.

    Net debt to total capitalization
    --------------------------------
    Provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

    EBITDA (excluding restructuring)
    --------------------------------
    EBITDA (excluding restructuring) is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $38.2 million and $49.0 million, respectively, for the 12-month periods ended September 30, 2005 and 2004.

    Net debt to EBITDA
    ------------------
    Defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA (excluding restructuring). This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' revised guideline range for Net debt to EBITDA is from 1.5:1 to 2.0:1.

    Net interest cost
    -----------------
    Defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods.

    Interest coverage on long-term debt
    -----------------------------------
    Calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt.

    EBITDA interest coverage
    ------------------------
    Defined as EBITDA (excluding restructuring) divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

    Dividend payout ratio
    ---------------------
    Defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis is 45 to 55% of sustainable net earnings.

_____________________________________________________________________________



                              TELUS Corporation
                           NOTICE OF CASH DIVIDEND

    NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of twenty-seven and one half cents ($0.275) Canadian per share on the issued and outstanding Common shares and twenty-seven and one half cents ($0.275) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on January 1, 2006 to holders of record at the close of business on December 9, 2005.

    By order of the Board

    Audrey Ho
    Vice President, Legal Services and
    General Counsel and Corporate Secretary

    Vancouver, British Columbia
    November 8, 2005
______________________________________________________________________________

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 2005
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary


______________________________________________________________________________

    Contact:    Investor Relations, (780) 493-7345, ir(at)telus.com


    /For further information: Media Relations: Nick Culo, (780) 493-7236, nick.culo(at)telus.com; Investor Relations: John Wheeler, (604) 697-8154, ir(at)telus.com/
    (T. T.NV. TU)